SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 4, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q4 and Full Year 2020
•	Report for Q4 and Full Year 2020 attached to the stock exchange release

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Nokia Corporation

Financial Statement Release
4 February 2021 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q4 and Full Year 2020

Solid margin performance driven by customer demand in North America

•	5% year-on-year decrease in reported net sales in Q4, primarily due to Mobile Access, as declines in network deployment and planning services were partially offset by growth in radio access products

•	1% growth in constant currency net sales in Q4

•	Continued improvements in our Mobile Access portfolio; strengthening roadmaps, reducing product costs and improving product performance; commitment to invest in R&D to drive product leadership

•	Increase in Mobile Access gross margin in Q4, primarily driven by improved 5G gross margin, partially offset by a project-related loss provision

•	Positive operating profit, on a reported basis, in Q4 and full year 2020

•	Non-IFRS operating profit in Q4 benefited by approximately EUR 250 million, due to the timing of revenue recognition and a net positive fluctuation in Nokia’s venture fund investments

•	Strong free cash flow in Q4 and full year 2020 benefited from an early customer payment of approximately EUR 0.5 billion, which was expected in Q1 2021

•	Derecognized EUR 2.9 billion of Finnish deferred tax assets, which are not lost

•	Reiterated outlook for 2021 comparable operating margin of 7-10% and provided new outlook for net sales and free cash flow

•	Board does not propose a dividend or dividend authorization for the financial year 2020

This is a summary of the Nokia Corporation financial report for Q4 and full year 2020 published today. The complete financial report for Q4 and full year 2020 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

Pekka Lundmark, President and CEO, on Q4 and full year 2020 results

Nokia delivered a solid Q4 to end 2020 at the high end of our Outlook range. We saw healthy gross margin and operating margin performance for both Q4 and full year 2020, supported by a regional mix shift towards the higher margin North America region and by our ongoing R&D efforts to enhance product quality and cost competitiveness.

From a business group perspective, in Q4 and full year 2020, our gross margin improvement was primarily driven by Networks, as was our full year operating margin performance. In Q4, our operating profit performance benefited by approximately EUR 250 million from two unexpected, yet significant drivers: a timing benefit of approximately EUR 150 million as we recognized net sales at the very end of the quarter, which we had expected in 2021; and we had a net positive fluctuation in Nokia’s venture fund investments of approximately EUR 100 million.

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The healthy close to the year does not change our earlier communicated view for Nokia-level operating margin expected in 2021.

Net sales for Q4 were down 5% on a reported basis and up 1% in constant currency and for full year 2020 they were down 6% on a reported basis and down 4% in constant currency.

Nokia delivered strong cash performance in Q4 and full year 2020, benefitting from a large customer payment that had been expected in Q1 2021, marking the third consecutive quarter of positive free cash flow. Additionally, our liquidity position continues to be solid.

Financial improvement in Mobile Access was clear in both Q4 and full year 2020 results, reflecting our ongoing efforts to strengthen the competitiveness and cost position of our mobile radio products. Overall, we saw growth in radio access products in Q4 and full year 2020, with growth in 5G partially offset by decreases in legacy radio access products.

5G gross margin increased due to product cost reduction, partly helped by higher ReefShark shipment volumes. Our aim was to be above 35% for our KPI on shipments of our “5G Powered by ReefShark” portfolio; we ended the year at 43% and we remain on track to realize 70% by the end of 2021. This underlines the ongoing progress with our Mobile Networks turnaround and, as I said in Q3, we will invest whatever it takes to win in 5G. Completing the turnaround in Mobile Networks remains our top priority for 2021, and these visible signs of progress give me confidence that we are on the right track but there is still work to be done.

Our Enterprise business delivered another good set of results giving a solid foundation to build on. Q4 Enterprise net sales were up 1% in reported and 5% in constant currency. For full year 2020, they were up 11% in reported and 14% in constant currency, reflecting our leadership position in many areas, including in private wireless. We announced key partnerships with AT&T and Verizon for private wireless and won 79 new customers in Q4. We now have 260 private wireless customers. Public sector demand remains robust and we announced a US federal government cyber deal after the quarter end in mid-January.

At the end of 2020, we announced a new operating model to better align us with the needs of our customers and to better maintain and achieve technology leadership in the areas where we choose to compete.

Pleasingly we already have strong technology leadership positions in many key areas of our new business groups. In Network Infrastructure we have industry-leading FP4-based products and in Cloud and Network Services we are jointly developing transformational cloud-native 5G core solutions for CSPs and Enterprise customers. In our Mobile Networks business, together with Elisa and Qualcomm, we hold the worldwide 5G speed record.

These are encouraging results, however, as I said in Q3, we expect 2021 to be challenging, a year of transition, with meaningful headwinds due to market share loss and price erosion in North America.

Additionally, as I said, delivering on our new operating model for a strong and sustainable long-term business requires us to make further 5G R&D investments in 2021, meaning we will sacrifice some short-term margin to ensure leadership in 5G.

Considering these elements, we maintain our comparable operating margin outlook for 2021 and – as new items – give an outlook for net sales and free cash flow for 2021. As previously stated, we intend to provide a long-term outlook latest at Capital Markets Day on March 18.

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Regarding dividend, we are pleased with Nokia’s recent operational performance and satisfied that we have strengthened our cash position. However, with the focus on increased investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation, the Board does not propose a dividend or dividend authorization for the financial year 2020. We intend to provide an update on our dividend policy latest at Capital Markets Day.

We took important steps in 2020 to accelerate roadmaps, improve execution and create a new way of working, which will enable Nokia to return to a sustainable long-term financial performance. We know we have our work cut out for us in 2021, but the new Group Leadership Team has hit the ground running. As announced earlier, we will go deep into each of our business groups at our Capital Markets Day to discuss specific targets and action plans.

I want to conclude by thanking everyone at Nokia. This has been a year of incredible change where our personal resilience as well as technology has been tested like never before. I am extremely proud of our team, their commitment and their achievements. Thank you.

NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4'20	Q4'19	YoY change		Constant currency YoY change	Q1-Q4'20	Q1-Q4'19	YoY change		Constant currency YoY change
Net sales	6 568	6 903	(5)%		1%	21 867	23 315	(6)%		(4)%
Networks	5 040	5 439	(7)%		(2)%	16 865	18 209	(7)%		(5)%
Nokia Software	864	870	(1)%		5%	2 658	2 767	(4)%		(1)%
Nokia Technologies	382	376	2%		3%	1 402	1 487	(6)%		(6)%
Group Common and Other	292	231	26%		26%	983	952	3%		2%
Non-IFRS exclusions	(1)	1				(3)	(29)
Eliminations	(8)	(13)				(38)	(71)
Gross margin %[1]	39.2%	38.5%	70	bps		37.6%	35.4%	220	bps
Operating profit/(loss)	475	803	(41)%			918	485	89%
Networks	533	671	(21)%			964	665	45%
Nokia Software	266	304	(13)%			511	589	(13)%
Nokia Technologies	317	320	(1)%			1 164	1 239	(6)%
Group Common and Other	(27)	(161)				(525)	(490)
Non-IFRS exclusions	(615)	(331)				(1 196)	(1 518)
Operating margin %	7.2%	11.6%	(440	)bps		4.2%	2.1%	210	bps
Net sales (non-IFRS)	6 569	6 903	(5)%		1%	21 870	23 344	(6)%		(4)%
Gross margin % (non-IFRS)	41.8%	40.0%	180	bps		39.0%	36.5%	250	bps
Operating profit (non-IFRS)	1 090	1 134	(4)%			2 114	2 003	6%
Operating margin % (non-IFRS)	16.6%	16.4%	20	bps		9.7%	8.6%	110	bps
Financial income and expenses	29	(15)				(106)	(341)	(69)%
Income taxes	(3 131)	(246)				(3 255)	(138)
Profit/(loss) for the period	(2 608)	563				(2 421)	18
EPS, diluted	(0.46)	0.10				(0.43)	0.00
Financial income and expenses (non-IFRS)	(13)	(46)	(72)%			(184)	(337)	(45)%
Income taxes (non-IFRS)	(286)	(288)	(1)%			(488)	(448)	9%
Profit for the period (non-IFRS)	811	821	(1)%			1 464	1 230	19%
EPS, diluted (non-IFRS)	0.14	0.15	(7)%			0.26	0.22	18%

1In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q4’19 and Q1-Q4’19 have been revised accordingly. Refer to note 1, "Basis of preparation" in the "Financial statement information" section for details.

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in the Nokia Corporation Financial Report for Q4 and full year 2020 is unaudited. Non-IFRS results exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. For details, please refer to note 2, "Non-IFRS to reported reconciliation", in the notes to the Financial statement information in Nokia Corporation Financial Report for Q4 and full year 2020. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the "Financial statement information" section in Nokia Corporation Financial Report for Q4 and full year 2020.

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Net sales

In Q4 2020, reported net sales decreased 5%, primarily driven by lower net sales in Mobile Access, where a decline in network deployment and planning services was partially offset by growth in 5G radio access products. On a constant currency basis, Nokia net sales increased 1% in Q4 2020. In full year 2020, reported net sales decreased 6%, primarily due to network deployment and planning services in Mobile Access. In Nokia Enterprise, we continued to make great progress in full year 2020 and delivered 11% year-on-year growth in reported net sales. On a constant currency basis, Nokia net sales decreased 4% in full year 2020.

Gross margin

Reported gross margin in Q4 2020 was 39.2%, compared to 38.5% in Q4 2019. Non-IFRS gross margin was 41.8%, compared to 40.0% in Q4 2019. The improvement in gross margin was primarily driven by Mobile Access, where strong 5G gross margin expansion was partially offset by a project-related loss provision. To a lesser extent, our Q4 2020 gross margin performance was affected by mix shifts, with a higher proportion of Group Common and Other, as well as a decline in Nokia Software. In full year 2020, reported gross margin was 37.6%, compared to 35.4% in full year 2019. Non-IFRS gross margin was 39.0%, compared to 36.5% in full year 2019.

Operating profit

In Q4 2020, our non-IFRS and reported operating profit performance was positively affected by approximately EUR 250 million from two significant drivers: a timing benefit, as we recognized net sales at the very end of the quarter, which we had expected in 2021, and a net positive fluctuation in Nokia’s venture fund investments. Our non-IFRS and reported diluted EPS benefited by approximately EUR 0.035 from these items.

Earnings per share

Non-IFRS diluted EPS in Q4 2020 was EUR 0.14, compared to EUR 0.15 in Q4 2019, primarily due to lower operating profit, partially offset by a net positive fluctuation in financial income and expenses. In full year 2020, non-IFRS diluted EPS was EUR 0.26, compared to 0.22 in full year 2019.

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Reported diluted EPS in Q4 2020 was negative EUR 0.46, compared to EUR 0.10 in Q4 2019. The change was primarily driven by a net negative fluctuation in income taxes related to the EUR 2.9 billion derecognition of Finnish deferred tax assets and, to a lesser extent, lower operating profit, partially offset by a net positive fluctuation in financial income and expenses. In full year 2020, reported diluted EPS was negative EUR 0.43, compared to 0.00 in full year 2019. The derecognition was required due to a regular assessment of our ability to utilize the tax assets in Finland in the foreseeable future that is done primarily based on our historical performance. These tax assets are not lost, and the derecognition can be reversed. They can still be utilized in the taxation and the derecognition is not expected to affect the overall taxation of the Nokia Group or its cash taxes. For further details on the derecognition of Finnish deferred tax assets, please refer to note 6, "Deferred taxes" in the "Financial statement information" section in Nokia Corporation Financial Report for Q4 and full year 2020.

Cash performance

Q4 2020 was the third quarter in a row of positive free cash flow. During Q4 2020, net cash increased by approximately EUR 0.6 billion, resulting in an end-of-quarter net cash balance of approximately EUR 2.5 billion. During Q4 2020, total cash increased by approximately EUR 0.4 billion, resulting in an end-of-quarter total cash balance of approximately EUR 8.1 billion. Strong cash performance in Q4 and full year 2020 benefited from an early customer payment of approximately EUR 0.5 billion, which was expected in Q1 2021.

COVID-19

COVID-19 resulted in a net sales impact of approximately EUR 200 million in full year 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. In addition, we had a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19.

DIVIDEND

Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. On October 24, 2019, the Board resolved to pause dividend distributions, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This was done in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation.

The Board is pleased with Nokia’s recent operational performance and the track record of sustainable cash generation that Nokia is starting to build. The Board is satisfied that Nokia has strengthened its cash position. However, the Board continues to focus on ensuring Nokia’s ability to increase investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation. Therefore, the Board does not propose a dividend or dividend authorization for the financial year 2020. After Q4 2021, the Board will assess the possibility of proposing a dividend distribution for the financial year 2021, taking into account the net cash position, as well as the outlook for 2022.

COVID-19

The COVID-19 pandemic has made vividly clear the critical importance of connectivity to keep society functioning. We believe we have a resilient customer base, and we feel a sense of duty to our customers and the communities they serve.

Due to significant uncertainties and risks in estimating the impact of customer-related delivery and implementation challenges, we are now focusing our COVID-19 disclosure on the impact of factory closures, which have had a net sales impact of approximately EUR 200 million in full year 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. The EUR 200 million of negative impact in full year 2020 relates primarily to Alcatel Submarine Networks in Group Common and Other, which experienced temporary factory closures that particularly impacted Q1 2020 and Q2 2020.

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COVID-19 also affected our operational costs (for example, temporary lower travel), capital expenditures (temporary delays), and cash outflows related to taxes (tax relief). In full year 2020, we had a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 150 million benefited operating expenses and approximately EUR 100 million benefited cost of sales. In full year 2021, based on our current understanding of the COVID-19-related developments, we expect a temporary benefit of approximately EUR 150 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 100 million is expected to benefit operating expenses and approximately EUR 50 million is expected to benefit cost of sales.

Potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic and it is impossible to predict with accuracy the precise impact of such risks on us, our operations and our business.

During the COVID-19 pandemic, we have continued to advance our 5G roadmap and product evolution, as planned, and we believe that our COVID-19 mitigation actions in R&D have been successful.

Health and safety

Naturally, Nokia’s first focus during the COVID-19 pandemic is to our employees. We have in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work. We have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions already in January 2020 and have updated guidance as the situation has developed.

As the overwhelming majority of Nokia employees continue working remotely, we are providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being.

Supporting the essential services our customers provide

The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them.

In Q4 2020, connectivity continued to bring together people isolated from each other by the COVID-19 pandemic. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. In December, we announced that, together with Vodafone India Foundation, we have deployed a Smart Agriculture solution that aims to improve the productivity of farmers in India. The pilot project is being implemented in 100 locations in the states of Madhya Pradesh and Maharashtra and will benefit over 50 000 farmers in the region by enhancing their productivity and income.

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Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, at the Nokia level, we are not dependent on one location or entity. We have also established a global command center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this.

These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face.

OUTLOOK

Full Year 2021

Net sales, adjusted for currency fluctuations	EUR 20.6 billion to EUR 21.8 billion, assuming continuation of 2020 year-end EUR/USD rate of 1.23
Comparable operating margin[1]	7 to 10%
Free cash flow[2]	Positive
▪	[1] Comparable measures exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to note 12 "Performance measures" in Nokia Corporation Financial Report for Q4 and full year 2020.

▪	[2] Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Long term

Nokia intends to provide a long-term outlook, latest at Capital Markets Day on March 18, 2021

Dividend policy

In connection with the work on long term financial targets, Nokia will also assess its dividend policy, and intends to provide an update, latest at Capital Markets Day on March 18, 2021

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OUTLOOK ASSUMPTIONS

•	In full year 2021, we expect our net sales, adjusted for currency fluctuations, to be affected by:

○	A significant decline in Mobile Networks, due to not converting all of its 4G footprint into 5G footprint in North America in 2020, as well as price erosion in North America (new);

○	Net sales growth, primarily in Network Infrastructure and Nokia Technologies (new);

•	Mobile Networks is expected to deliver comparable operating margin of around zero percent in full year 2021, and significant improvement over the longer term;
•	Network Infrastructure is expected to deliver comparable operating margin in the high single digit range in full year 2021, and gradual improvement over the longer term;
•	Cloud & Network Services is expected to deliver comparable operating margin in the mid-single digit range in full year 2021, and significant improvement over the longer term;
•	Nokia Technologies is expected to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer term;
•	Group Common and Other is expected to deliver a comparable operating loss of approximately EUR 200 million in full year 2021, and stable performance over the longer term;
•	In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees;
•	Comparable financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2021 and over the longer-term (new);
•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow (new);
•	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer term until our US or Finnish deferred tax assets are fully utilized (new);
•	Capital expenditures are expected to be approximately EUR 700 million in full year 2021 and EUR 600 million over the longer-term (new); and
•	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, “Basis of Preparation” in the “Financial statement information” section for details in Nokia Corporation Financial Report for Q4 and full year 2020), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit (new).

RISK FACTORS

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;
•	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;
•	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;
•	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;
•	Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees;
•	Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic;
•	Our ability to procure certain standard components;
•	The timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Macroeconomic, industry and competitive dynamics;
•	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

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as well as the risk factors specified under “Forward-looking Statements” of this release, and our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors”.

ANALYST CONFERENCE CALL

Nokia's analyst conference call will begin on February 4, 2021 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at www.nokia.com/financials. Media representatives can listen in via the link, or call +1-412-717-9224.

FINANCIAL CALENDAR 2021

•	Nokia plans to publish its "Nokia in 2020" annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 9 of 2021. The annual report will be available at www.nokia.com/financials.
•	Nokia's Capital Markets Day is planned to be held on March 18, 2021.
•	Nokia's Annual General Meeting 2021 is planned to be held on April 8, 2021.
•	Nokia plans to publish its feirst quarter 2021 results on April 29, 2021.
•	Nokia plans to publish its scond quarter and half year 2021 results on July 29, 2021.
•	Nokia plans to publish its third quarter and January-September 2021 results on October 28, 2021.

Media Inquiries:
Nokia Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Inquiries:
Nokia Investor Relations
Tel. +358 40 803 4080
Email: investor.relations@nokia.com

About Nokia
We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

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With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Summary Report for Q4 and Full Year 2020 Solid margin performance driven by customer demand in North America Pekka Lundmark, President and CEO, on Q4 and full year 2020 results Nokia delivered a solid Q4 to end 2020 at the high end of our Outlook range. We saw healthy gross margin and operating margin performance for both Q4 and full year 2020, supported by a regional mix shift towards the higher margin North America region and by our ongoing R&D efforts to enhance product quality and cost competitiveness. From a business group perspective, in Q4 and full year 2020, our gross margin improvement was primarily driven by Networks, as was our full year operating margin performance. In Q4, our operating profit performance benefited by approximately EUR 250 million from two unexpected, yet significant drivers: a timing benefit of approximately EUR 150 million as we recognized net sales at the very end of the quarter, which we had expected in 2021; and we had a net positive fluctuation in Nokia’s venture fund investments of approximately EUR 100 million. The healthy close to the year does not change our earlier communicated view for Nokia-level operating margin expected in 2021. Net sales for Q4 were down 5% on a reported basis and up 1% in constant currency and for full year 2020 they were down 6% on a reported basis and down 4% in constant currency. Nokia delivered strong cash performance in Q4 and full year 2020, benefitting from a large customer payment that had been expected in Q1 2021, marking the third consecutive quarter of positive free cash flow. Additionally, our liquidity position continues to be solid. Financial improvement in Mobile Access was clear in both Q4 and full year 2020 results, reflecting our ongoing efforts to strengthen the competitiveness and cost position of our mobile radio products. Overall, we saw growth in radio access products in Q4 and full year 2020, with growth in 5G partially offset by decreases in legacy radio access products. 5G gross margin increased due to product cost reduction, partly helped by higher ReefShark shipment volumes. Our aim was to be above 35% for our KPI on shipments of our “5G Powered by ReefShark” portfolio; we ended the year at 43% and we remain on track to realize 70% by the end of 2021. This underlines the ongoing progress with our Mobile Networks turnaround and, as I said in Q3, we will invest whatever it takes to win in 5G. Completing the turnaround in Mobile Networks remains our top priority for 2021, and these visible signs of progress give me confidence that we are on the right track but there is still work to be done. Our Enterprise business delivered another good set of results giving a solid foundation to build on. Q4 Enterprise net sales were up 1% in reported and 5% in constant currency. For full year 2020, they were up 11% in reported and 14% in constant currency, reflecting our leadership position in many areas, including in private wireless. We announced key partnerships with AT&T and Verizon for private wireless and won 79 new customers in Q4. We now have 260 private wireless customers. Public sector demand remains robust and we announced a US federal government cyber deal after the quarter end in mid-January. At the end of 2020, we announced a new operating model to better align us with the needs of our customers and to better maintain and achieve technology leadership in the areas where we choose to compete. 1 February 4, 2021 ▪ 5% year-on-year decrease in reported net sales in Q4, primarily due to Mobile Access, as declines in network deployment and planning services were partially offset by growth in radio access products ▪ 1% growth in constant currency net sales in Q4 ▪ Continued improvements in our Mobile Access portfolio; strengthening roadmaps, reducing product costs and improving product performance; commitment to invest in R&D to drive product leadership ▪ Increase in Mobile Access gross margin in Q4, primarily driven by improved 5G gross margin, partially offset by a project-related loss provision ▪ Positive operating profit, on a reported basis, in Q4 and full year 2020 ▪ Non-IFRS operating profit in Q4 benefited by approximately EUR 250 million, due to the timing of revenue recognition and a net positive fluctuation in Nokia’s venture fund investments ▪ Strong free cash flow in Q4 and full year 2020 benefited from an early customer payment of approximately EUR 0.5 billion, which was expected in Q1 2021 ▪ Derecognized EUR 2.9 billion of Finnish deferred tax assets, which are not lost ▪ Reiterated outlook for 2021 comparable operating margin of 7-10% and provided new outlook for net sales and free cash flow ▪ Board does not propose a dividend or dividend authorization for the financial year 2020

Summary

NOKIA

Pleasingly we already have strong technology leadership positions in many key areas of our new business groups. In Network Infrastructure we have industry-leading FP4-based products and in Cloud and Network Services we are jointly developing transformational cloud-native 5G core solutions for CSPs and Enterprise customers. In our Mobile Networks business, together with Elisa and Qualcomm, we hold the worldwide 5G speed record.

These are encouraging results, however, as I said in Q3, we expect 2021 to be challenging, a year of transition, with meaningful headwinds due to market share loss and price erosion in North America.

Additionally, as I said, delivering on our new operating model for a strong and sustainable long-term business requires us to make further 5G R&D investments in 2021, meaning we will sacrifice some short-term margin to ensure leadership in 5G.

Considering these elements, we maintain our comparable operating margin outlook for 2021 and – as new items - give an outlook for net sales and free cash flow for 2021. As previously stated, we intend to provide a long-term outlook latest at Capital Markets Day on March 18.

Regarding dividend, we are pleased with Nokia's recent operational performance and satisfied that we have strengthened our cash position. However, with the focus on increased investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation, the Board does not propose a dividend or dividend authorization for the financial year 2020. We intend to provide an update on our dividend policy latest at Capital Markets Day.

We took important steps in 2020 to accelerate roadmaps, improve execution and create a new way of working, which will enable Nokia to return to a sustainable long-term financial performance. We know we have our work cut out for us in 2021, but the new Group Leadership Team has hit the ground running. As announced earlier, we will go deep into each of our business groups at our Capital Markets Day to discuss specific targets and action plans.

I want to conclude by thanking everyone at Nokia. This has been a year of incredible change where our personal resilience as well as technology has been tested like never before. I am extremely proud of our team, their commitment and their achievements. Thank you.

EPS, diluted (non-IFRS)	EPS, diluted	Net cash and current financial investments ("net cash")	Total cash and current financial investments ("total cash")
€0.14	€(0.46)	€2.5bn	€8.1bn
Q4 19: €0.15	Q4 19: €0.10	Q4 19: €1.7bn	Q4 19: €6.0bn

Q4 2020 and January-December 2020 reported and non-IFRS results. Refer to note 1, "Basis of Preparation", note 2, "Non-IFRS to reported reconciliation" and note 12, "Performance measures", in the "Financial statement information" section for details.

EUR million (except for EPS in EUR)	Q4'20	Q4'19	YoY change	*Constant currency YoY change*	Q1-Q4'20	Q1-Q4'19	YoY change	*Constant currency YoY change*
Net sales	**6 568**	6 903	(5)%	*1%*	**21 867**	23 315	(6)%	*(4)%*
Gross margin %[1]	**39.2%**	38.5%	70bps		**37.6%**	35.4%	220bps	
Operating profit/(loss)	**475**	803	(41)%		**918**	485	89%	
Operating margin %	**7.2%**	11.6%	(440)bps		**4.2%**	2.1%	210bps	
EPS, diluted	**(0.46)**	0.10			**(0.43)**	0.00		
Net sales (non-IFRS)	***6 569***	*6 903*	*(5)%*	*1%*	***21 870***	*23 344*	*(6)%*	*(4)%*
Gross margin % (non-IFRS)	***41.8%***	*40.0%*	*180bps*		***39.0%***	*36.5%*	*250bps*	
Operating profit (non-IFRS)	***1 090***	*1 134*	*(4)%*		***2 114***	*2 003*	*6%*	
Operating margin % (non-IFRS)	***16.6%***	*16.4%*	*20bps*		***9.7%***	*8.6%*	*110bps*	
EPS, diluted (non-IFRS)	***0.14***	*0.15*	*(7)%*		***0.26***	*0.22*	*18%*	
Net cash and current financial investments	**2 485**	1 730	44%		**2 485**	1 730	44%	

[1]In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q4'19 and Q1-Q4'19 have been revised accordingly. Refer to note 1, "Basis of preparation" in the "Financial statement information" section for details.

EUR million	Q4'20	Q4'19	YoY change	Q1-Q4'20	Q1-Q4'19	YoY change
Reported operating profit	**475**	803	(41)%	**918**	485	89%
Amortization of acquired intangible assets	**99**	233		**407**	924	
Restructuring and associated charges	**314**	38		**651**	502	
Impairment of assets, net of impairment reversals	**216**	10		**241**	29	
Other	**(14)**	50		**(103)**	63	
Non-IFRS operating profit	**1 090**	1 134	(4)%	**2 114**	2 003	6%

Net sales

In Q4 2020, reported net sales decreased 5%, primarily driven by lower net sales in Mobile Access, where a decline in network deployment and planning services was partially offset by growth in 5G radio access products. On a constant currency basis, Nokia net sales increased 1% in Q4 2020. In full year 2020, reported net sales decreased 6%, primarily due to network deployment and planning services in Mobile Access. In Nokia Enterprise, we continued to make great progress in full year 2020 and delivered 11% year-on-year growth in reported net sales. On a constant currency basis, Nokia net sales decreased 4% in full year 2020.

Gross margin

Reported gross margin in Q4 2020 was 39.2%, compared to 38.5% in Q4 2019. Non-IFRS gross margin was 41.8%, compared to 40.0% in Q4 2019. The improvement in gross margin was primarily driven by Mobile Access, where strong 5G gross margin expansion was

February 4, 2021 2

Summary partially offset by a project-related loss provision. To a lesser extent, our Q4 2020 gross margin performance was affected by mix shifts, with a higher proportion of Group Common and Other, as well as a decline in Nokia Software. In full year 2020, reported gross margin was 37.6%, compared to 35.4% in full year 2019. Non-IFRS gross margin was 39.0%, compared to 36.5% in full year 2019. Operating profit In Q4 2020, our non-IFRS and reported operating profit performance was positively affected by approximately EUR 250 million from two significant drivers: a timing benefit, as we recognized net sales at the very end of the quarter, which we had expected in 2021, and a net positive fluctuation in Nokia’s venture fund investments. Our non-IFRS and reported diluted EPS benefited by approximately EUR 0.035 from these items. Earnings per share Non-IFRS diluted EPS in Q4 2020 was EUR 0.14, compared to EUR 0.15 in Q4 2019, primarily due to lower operating profit, partially offset by a net positive fluctuation in financial income and expenses. In full year 2020, non-IFRS diluted EPS was EUR 0.26, compared to 0.22 in full year 2019. of our ability to utilize the tax assets in Finland in the foreseeable future that is done primarily based on our historical performance. These tax assets are not lost, and the derecognition can be reversed. They can still be utilized in the taxation and the derecognition is not expected to affect the overall taxation of the Nokia Group or its cash taxes. For further details on the derecognition of Finnish deferred tax assets, please refer to note 6, "Deferred taxes" in the "Financial statement information" section in this report. Cash performance Q4 2020 was the third quarter in a row of positive free cash flow. During Q4 2020, net cash increased by approximately EUR 0.6 billion, resulting in an end-of-quarter net cash balance of approximately EUR 2.5 billion. During Q4 2020, total cash increased by approximately EUR 0.4 billion, resulting in an end-of-quarter total cash balance of approximately EUR 8.1 billion. Strong cash performance in Q4 and full year 2020 benefited from an early customer payment of approximately EUR 0.5 billion, which was expected in Q1 2021. COVID-19 COVID-19 resulted in a net sales impact of approximately EUR 200 million in full year 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. In addition, we had a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19. Reported diluted EPS in Q4 2020 was negative EUR 0.46, compared to EUR 0.10 in Q4 2019. The change was primarily driven by a net negative fluctuation in income taxes related to the EUR 2.9 billion derecognition of Finnish deferred tax assets and, to a lesser extent, lower operating profit, partially offset by a net positive fluctuation in financial income and expenses. In full year 2020, reported diluted EPS was negative EUR 0.43, compared to 0.00 in full year 2019. The derecognition was required due to a regular assessment 3 February 4, 2021

Summary Dividend Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. On October 24, 2019, the Board resolved to pause dividend distributions, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This was done in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation. The Board is pleased with Nokia’s recent operational performance and the track record of sustainable cash generation that Nokia is starting to build. The Board is satisfied that Nokia has strengthened its cash position. However, the Board continues to focus on ensuring Nokia’s ability to increase investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation. Therefore, the Board does not propose a dividend or dividend authorization for the financial year 2020. After Q4 2021, the Board will assess the possibility of proposing a dividend distribution for the financial year 2021, taking into account the net cash position, as well as the outlook for 2022. COVID-19 The COVID-19 pandemic has made vividly clear the critical importance of connectivity to keep society functioning. We believe we have a resilient customer base, and we feel a sense of duty to our customers and the communities they serve. Due to significant uncertainties and risks in estimating the impact of customer-related delivery and implementation challenges, we are now focusing our COVID-19 disclosure on the impact of factory closures, which have had a net sales impact of approximately EUR 200 million in full year 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. The EUR 200 million of negative impact in full year 2020 relates primarily to Alcatel Submarine Networks in Group Common and Other, which experienced temporary factory closures that particularly impacted Q1 2020 and Q2 2020. COVID-19 also affected our operational costs (for example, temporary lower travel), capital expenditures (temporary delays), and cash outflows related to taxes (tax relief). In full year 2020, we had a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 150 million benefited operating expenses and approximately EUR 100 million benefited cost of sales. In full year 2021, based on our current understanding of the COVID-19-related developments, we expect a temporary benefit of approximately EUR 150 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 100 million is expected to benefit operating expenses and approximately EUR 50 million is expected to benefit cost of sales. Potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic and it is impossible to predict with accuracy the precise impact of such risks on us, our operations and our business. During the COVID-19 pandemic, we have continued to advance our 5G roadmap and product evolution, as planned, and we believe that our COVID-19 mitigation actions in R&D have been successful. Health and safety Naturally, Nokia’s first focus during the COVID-19 pandemic is to our employees. We have in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work. We have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions already in January 2020 and have updated guidance as the situation has developed. As the overwhelming majority of Nokia employees continue working remotely, we are providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being. Supporting the essential services our customers provide The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them. In Q4 2020, connectivity continued to bring together people isolated from each other by the COVID-19 pandemic. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. In December, we announced that, together with Vodafone India Foundation, we have deployed a Smart Agriculture solution that aims to improve the productivity of farmers in India. The pilot project is being implemented in 100 locations in the states of Madhya Pradesh and Maharashtra and will benefit over 50 000 farmers in the region by enhancing their productivity and income. Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, at the Nokia level, we are not dependent on one location or entity. We have also established a global command center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this. These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face. 4 February 4, 2021

Summary

NOKIA

Operational key performance indicators for Mobile Access in Networks

During 2020, Nokia provided operational key performance indicators ("KPIs") for Mobile Access, which is in our Networks reportable segment. Mobile Access is comprised of our product-focused Mobile Networks operating segment and our Global Services operating segment. In 2021, Nokia will provide the same KPIs for our new Mobile Networks reportable segment. While these operational KPIs are not measures of Nokia's financial performance, they provide greater transparency regarding our operational progress.

The proportion of our 5G shipments that are "5G Powered by ReefShark"

This KPI tracks shipments of our System-on-Chip ("SoC") based 5G Powered by ReefShark ("5G PBR") product portfolio. Increased 5G PBR shipments are expected to have a significant impact on reducing our product costs. We typically see an approximate six-month delay between shipments and impact on financial performance. We finished 2019 with 5G PBR shipments standing at approximately 10% and at Q4 2019 set a target of reaching more than 35% of shipments by the end of 2020.

In Q4 2020, 5G PBR accounted for 43% of shipments, well ahead of our >35% target, as we benefited from the timing of product release milestones. Our product development roadmaps remain on track for 5G PBR to account for ~70% of product shipments by the end of 2021, and ~100% of product shipments by the end of 2022, and we are reconfirming these previously stated targets.


~10%
~17%
~25%
~37%
~43%
~70%
~100%
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
End of 2021
End of 2022
Actual
Expected

Our weighted 5G conversion rate

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%). At the end of Q4 2020, our 5G conversion rate was approximately 90%, excluding China, down from the low 90% range. Including China, our 5G conversion rate was approximately 80%, down from the low 80% range. In 2020, our conversion rates were impacted by not converting all of our 4G footprint into 5G footprint in North America and China, partially offset by footprint gains in Europe.


4G
5G

Update on 4G plus 5G mobile radio market share, excluding China, on a rolling four quarter basis

We finished 2019 with our 4G+5G mobile radio market share standing at approximately 27%, excluding China. We are excluding China, given the profitability challenges and unique market dynamics in that region. At Q4 2019, we stated that we expected our 4G+5G market share, excluding China, to end 2020 at approximately 27%. In line with our guidance at Q4 2019, we believe our full year 2020 4G+5G market share was approximately 27% to 28%, excluding China. As disclosed in our Q3 2020 interim report, we expect our market share, excluding China, to be impacted in 2021 primarily due to not converting all of our 4G footprint into 5G footprint in North America, and we are therefore targeting approximately 25% to 27% market share in full year 2021. We now have 195 commercial 5G agreements (commercial deals plus pilots, trials and demos that are paid for) and 45 live 5G operator networks.

Full Year 2020

~27-28%

February 4, 2021

5

Outlook Outlook Full Year 2021 Net sales, adjusted for currency fluctuations EUR 20.6 billion to EUR 21.8 billion, assuming continuation of 2020 year-end EUR/USD rate of 1.23 Comparable operating margin1 7 to 10% Free cash flow2 Positive 1 Comparable measures exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to note 12 "Performance measures". 2 Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Long term Nokia intends to provide a long term outlook, latest at Capital Markets Day on March 18, 2021 Dividend policy In connection with the work on long term financial targets, Nokia will also assess its dividend policy, and intends to provide an update, latest at Capital Markets Day on March 18, 2021 Outlook assumptions: ▪ In full year 2021, we expect our net sales, adjusted for currency fluctuations, to be affected by: ▪ A significant decline in Mobile Networks, due to not converting all of its 4G footprint into 5G footprint in North America in 2020, as well as price erosion in North America (new); ▪ Net sales growth, primarily in Network Infrastructure and Nokia Technologies (new); ▪ Mobile Networks is expected to deliver comparable operating margin of around zero percent in full year 2021, and significant improvement over the longer term; ▪ Network Infrastructure is expected to deliver comparable operating margin in the high single digit range in full year 2021, and gradual improvement over the longer term; ▪ Cloud & Network Services is expected to deliver comparable operating margin in the mid-single digit range in full year 2021, and significant improvement over the longer term; ▪ Nokia Technologies is expected to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer term; ▪ Group Common and Other is expected to deliver a comparable operating loss of approximately EUR 200 million in full year 2021, and stable performance over the longer term; ▪ In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees; ▪ Comparable financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2021 and over the longer-term (new); ▪ Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow (new); ▪ Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer term until our US or Finnish deferred tax assets are fully utilized (new); ▪ Capital expenditures are expected to be approximately EUR 700 million in full year 2021 and EUR 600 million over the longer-term (new); and ▪ Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, “Basis of Preparation” in the “Financial statement information” section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit (new). 6 February 4, 2021

NOKIA
Financial results

Our financial results


Net sales
Operating margin
€8 000M
€6 000M
€4 000M
€2 000M
0M
40%
30%
20%
10%
0%
(10)%
(20)%
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Networks
Nokia Technologies
Operating margin % (non-IFRS)
Nokia Software
Group Common and Other
Operating margin %


Components of operating profit
EPS
€2 000M
€1000M
0M
€(1000)M
€(2000)M
€(3000)M
€(4 000)M
€(5000)M
€ 0.20
€ 0.10
€ 0.00
€ (0.10)
€ (0.20)
€ (0.30)
€ (0.40)
€ (0.50)
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Networks
Nokia Technologies
Non-IFRS exclusions
EPS, diluted (non-IFRS)
Nokia Software
Group Common and other
EPS, diluted

EUR million (except for EPS in EUR)	Q4'20	Q4'19	YoY change	*Constant currency YoY change*	Q1-Q4'20	Q1-Q4'19	YoY change	*Constant currency YoY change*
Net sales	**6 568**	6 903	(5)%	*1%*	**21 867**	23 315	(6)%	*(4)%*
Networks	**5 040**	5 439	(7)%	*(2)%*	**16 865**	18 209	(7)%	*(5)%*
Nokia Software	**864**	870	(1)%	*5%*	**2 658**	2 767	(4)%	*(1)%*
Nokia Technologies	**382**	376	2%	*3%*	**1 402**	1 487	(6)%	*(6)%*
Group Common and Other	**292**	231	26%	*26%*	**983**	952	3%	*2%*
Non-IFRS exclusions	**(1)**	1			**(3)**	(29)		
Eliminations	**(8)**	(13)			**(38)**	(71)		
Gross margin %[1]	**39.2%**	38.5%	70bps		**37.6%**	35.4%	220bps	
Operating profit/(loss)	**475**	803	(41)%		**918**	485	89%	
Networks	**533**	671	(21)%		**964**	665	45%	
Nokia Software	**266**	304	(13)%		**511**	589	(13)%	
Nokia Technologies	**317**	320	(1)%		**1 164**	1 239	(6)%	
Group Common and Other	**(27)**	(161)			**(525)**	(490)		
Non-IFRS exclusions	**(615)**	(331)			**(1 196)**	(1 518)		
Operating margin %	**7.2%**	11.6%	(440)bps		**4.2%**	2.1%	210bps	
Net sales (non-IFRS)	***6 569***	*6 903*	*(5)%*	*1%*	***21 870***	*23 344*	*(6)%*	*(4)%*
Gross margin % (non-IFRS)	***41.8%***	*40.0%*	*180bps*		***39.0%***	*36.5%*	*250bps*	
Operating profit (non-IFRS)	***1 090***	*1 134*	*(4)%*		***2 114***	*2 003*	*6%*	
Operating margin % (non-IFRS)	***16.6%***	*16.4%*	*20bps*		***9.7%***	*8.6%*	*110bps*	
Financial income and expenses	**29**	(15)			**(106)**	(341)	(69)%	
Income taxes	**(3 131)**	(246)			**(3 255)**	(138)		
Profit/(loss) for the period	**(2 608)**	563			**(2 421)**	18		
EPS, diluted	**(0.46)**	0.10			**(0.43)**	0.00		
Financial income and expenses (non-IFRS)	***(13)***	*(46)*	*(72)%*		***(184)***	*(337)*	*(45)%*	
Income taxes (non-IFRS)	***(286)***	*(288)*	*(1)%*		***(488)***	*(448)*	*9%*	
Profit for the period (non-IFRS)	***811***	*821*	*(1)%*		***1 464***	*1 230*	*19%*	
EPS, diluted (non-IFRS)	***0.14***	*0.15*	*(7)%*		***0.26***	*0.22*	*18%*	

[1]In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q4'19 and Q1-Q4'19 have been revised accordingly. Refer to note 1, "Basis of preparation" in the "Financial statement information" section for details.

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. For details, please refer to note 2, "Non-IFRS to reported reconciliation", in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, "Basis of Preparation", in the "Financial statement information" section in this report.

February 4, 2021 7

Financial results

NOKIA

Net sales by region


17%
29%
6%
4%
9%
35%
Asia-Pacific
Europe
Greater China
Latin America
Middle East & Africa
North America


Q4'19-Q4'20
€ 2400m
€ 2200m
€ 2000m
€ 1800m
€ 1600m
€ 1400m
€ 1200m
€ 1000m
€ 800m
€ 600m
€ 400m
€ 200m
€ 0m
Asia Pacific
Europe
Greater China
Latin America
Middle East & Africa
North America

EUR million	Q4'20	Q4'19	YoY change	*Constant currency YoY change*	Q1-Q4'20	Q1-Q4'19	YoY change	*Constant currency YoY change*
Asia-Pacific	**1 107**	1 383	(20)%	*(15)%*	**3 847**	4 556	(16)%	*(13)%*
Europe	**1 900**	1 895	0%	*2%*	**6 620**	6 620	0%	*1%*
Greater China	**420**	469	(10)%	*(9)%*	**1 376**	1 843	(25)%	*(25)%*
Latin America	**291**	467	(38)%	*(29)%*	**1 011**	1 472	(31)%	*(24)%*
Middle East & Africa	**559**	619	(10)%	*(2)%*	**1 893**	1 876	1%	*5%*
North America	**2 291**	2 070	11%	*19%*	**7 120**	6 948	2%	*5%*
Total	**6 568**	6 903	(5)%	*1%*	**21 867**	23 315	(6)%	*(4)%*

Net sales by customer type


4%
6%
8%
82%
Communication service providers
Enterprise
Licensees
Other


Communication service providers
€ 6000m
€ 5000m
€ 4000m
€ 3000m
€ 2000m
€ 1000m
€ 0m
Q4'19-Q4'20


Enterprise
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
Q4'19-Q4'20

EUR million	Q4'20	Q4'19	YoY change	*Constant currency YoY change*	Q1-Q4'20	Q1-Q4'19	YoY change	*Constant currency YoY change*
Communication service providers	**5 408**	5 816	(7)%	*(1)%*	**17 969**	19 558	(8)%	*(5)%*
Enterprise	**502**	499	1%	*5%*	**1 571**	1 409	11%	*14%*
Licensees	**382**	376	2%	*3%*	**1 402**	1 487	(6)%	*(6)%*
Other[1]	**277**	213	30%	*29%*	**925**	861	7%	*7%*
Total	**6 568**	6 903	(5)%	*1%*	**21 867**	23 315	(6)%	*(4)%*

[1] Includes net sales of Alcatel Submarine Networks 'ASN' and Radio Frequency Systems 'RFS', both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

February 4, 2021 8

Financial results In Nokia Enterprise, we continued to make solid progress. In Q4 2020, net sales grew 1% on a reported basis and 5% on a constant currency basis. In full year 2020, net sales grew 11% on a reported basis and 14% on a constant currency basis. The net sales performance in Q4 and full year 2020 was in comparison to a particularly strong Q4 and full year 2019, which benefited from the timing of completions and acceptances of certain projects. The growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. For information regarding Communication service providers, refer to the Networks and Nokia Software sections of this report. For information regarding Licensees, refer to the Nokia Technologies section of this report. For information regarding Other, refer to the Group Common and Other section of this report. Cost savings program We targeted our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018. We expected EUR 350 million of reductions from operating expenses and EUR 150 million from cost of sales. Note that net foreign exchange fluctuations have resulted in our estimated full year 2020 fixed costs being approximately EUR 20 million lower, compared to our estimate when we announced our most recent cost savings program on October 25, 2018. As of the end of Q4 2020, we have achieved our EUR 500 million recurring cost savings target. Furthermore, in full year 2020, we benefited from additional temporary cost savings of approximately EUR 350 million, of which approximately EUR 250 million related to COVID-19, due to lower travel and personnel expenses, and approximately EUR 100 million related to lower annual variable compensation, given Nokia’s business performance in 2020. Therefore, our full year 2020 non-IFRS operating expenses totaled EUR 6.3 billion, in-line with the expectation we provided in our Q3 2020 interim report. Recorded as of Q4 2020 To be recorded in 2021 To be recorded beyond 2021 In EUR million, approximately Total expected Restructuring and associated charges related to our most recent cost savings program 950 950 - - 1 Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs. 9 February 4, 2021 Restructuring and associated cash outflows11 350850250250

Financial results

NOKIA

Nokia, Q4 2020 compared to Q4 2019

The following table summarizes the year-on-year changes between Q4 2020 and Q4 2019.

EUR million	Net sales	% change	*% change in constant currency*	Gross profit	Gross margin	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(399)	(7)%	*(2)%*	4	*280bps*	(68)	11	(87)	(138)			
Nokia Software	(6)	(1)%	*5%*	(28)	*(290)bps*	(6)	(6)	4	(38)			
Nokia Technologies	6	2%	*3%*	7	*30bps*	(13)	3	1	(3)			
Group Common and Other	61	26%	*26%*	3	*30bps*	0	(3)	134	134			
Eliminations	5			0		0	0	0	0			
Nokia non-IFRS	(334)	(5)%	*1%*	(14)	*180bps*	(88)	4	52	(44)	33	2	(10)
Non-IFRS exclusions	(2)			(70)		15	(29)	(200)	(284)	10	(2 887)	(3 161)
Nokia reported	(335)	(5)%	*1%*	(84)	*70bps*	(71)	(23)	(149)	(328)	44	(2 885)	(3 171)

Net sales

Nokia net sales decreased 5%, primarily driven by lower net sales in Mobile Access, where a decline in network deployment and planning services was partially offset by growth in radio access products. The growth in radio access products was driven by 5G, partially offset by decreases in legacy radio access products. On a constant currency basis, Nokia net sales increased 1%.

Gross margin

The overall increase in Nokia non-IFRS gross margin was primarily driven by Mobile Access, where strong 5G gross margin expansion was partially offset by a project-related loss provision. To a lesser extent, our Q4 2020 gross margin performance was affected by mix shifts, with a higher proportion of Group Common and Other, as well as a decline in Nokia Software. In Q4 2020, annual variable compensation within cost of sales was higher, compared to Q4 2019.

In addition, reported gross margin was affected by higher restructuring and associated charges and the absence of product portfolio strategy costs.

Operating expenses

The higher non-IFRS operating expenses were primarily due to higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, partially offset by continued progress related to Nokia's cost savings program and lower travel and personnel related expenses due to COVID-19. In Q4 2020, annual variable compensation within operating expenses was higher, compared to Q4 2019.

In addition, reported operating expenses were affected by higher restructuring and associated charges and lower amortization of acquired intangible assets compared to the same period last year.

Other operating income and expenses

The net positive fluctuation in non-IFRS other operating income and expenses was primarily attributable to Nokia's venture fund investments in Group Common and Other, partially offset by loss allowances for trade receivables in Networks.

In addition, reported other operating income and expenses were affected by the impairment of goodwill.

Profit/(loss)

Nokia non-IFRS and reported operating profit performance was positively affected by approximately EUR 250 million from two significant drivers: a timing benefit, as we recognized net sales at the very end of the quarter, which we had expected in 2021, and a net positive fluctuation in Nokia's venture fund investments. Our non-IFRS and reported diluted EPS benefited by approximately EUR 0.035 from these items.

In Q4 2020, Nokia generated a non-IFRS profit of EUR 811 million, compared to EUR 821 million in Q4 2019. The change was primarily due to lower non-IFRS operating profit, partially offset by a net positive fluctuation in non-IFRS financial income and expenses.

In Q4 2020, Nokia generated a reported loss of EUR 2 608 million, compared to a reported profit of EUR 563 million in Q4 2019. The change was primarily driven by a net negative fluctuation in income taxes related to the EUR 2.9 billion derecognition of Finnish deferred tax assets and lower operating profit, partially offset by a net positive fluctuation in financial income and expenses. For further details on the derecognition of Finnish deferred tax assets, please refer to note 6, "Deferred taxes" in the "Financial statement information" section in this report.

February 4, 2021

10

Financial results

NOKIA

Nokia, full year 2020 compared to full year 2019

The following table summarizes the year-on-year changes between full year 2020 and full year 2019.

EUR million	Net sales	% change	*% change in constant currency*	Gross profit	Gross margin	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(1 344)	(7)%	*(5)%*	186	*360bps*	35	184	(106)	299			
Nokia Software	(109)	(4)%	*(1)%*	(68)	*(40)bps*	(1)	(2)	(7)	(78)			
Nokia Technologies	(85)	(6)%	*(6)%*	(66)	*130bps*	(38)	20	9	(75)			
Group Common and Other	31	3%	*2%*	(45)	*(470)bps*	11	3	(4)	(35)			
Eliminations	33			0		0	0	0	0			
Nokia non-IFRS	(1 474)	(6)%	*(4)%*	7	*250bps*	7	205	(108)	111	153	(40)	234
Non-IFRS exclusions	26			(57)		438	116	(175)	322	83	(3 077)	(2 673)
Nokia reported	(1 448)	(6)%	*(4)%*	(50)	*220bps*	445	321	(283)	433	235	(3 117)	(2 439)

Net sales

Nokia net sales decreased 6%, primarily driven by lower net sales in Mobile Access, where a decline in network deployment and planning services was partially offset by growth in radio access products. The growth in radio access products was driven by 5G, partially offset by decreases in legacy radio products. On a constant currency basis, Nokia net sales decreased 4%.

Gross margin

The overall increase in Nokia non-IFRS gross margin was primarily driven by strong gross margin expansion in Mobile Access, partially offset by project-related loss provisions. In full year 2020, annual variable compensation within cost of sales was higher, compared to full year 2019.

In addition, reported gross margin was affected by the absence of product portfolio strategy costs, a lower gain on defined benefit plan amendment and higher restructuring and associated charges.

Operating expenses

The lower non-IFRS operating expenses were primarily due to continued progress related to Nokia's cost savings program and lower travel and personnel related expenses due to COVID-19, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access. In full year 2020, annual variable compensation within operating expenses was higher, compared to full year 2019.

In addition, reported operating expenses were affected by lower amortization of acquired intangible assets and higher restructuring and associated charges.

Other operating income and expenses

The net negative fluctuation in non-IFRS other operating income and expenses was primarily due to loss allowances for trade receivables.

In addition, reported other operating income and expenses was affected by the impairment of goodwill.

Profit/(loss)

In full year 2020, Nokia generated a non-IFRS profit of EUR 1 464 million, compared to EUR 1 230 million in full year 2019. The change was primarily due to a net positive fluctuation in non-IFRS financial income and expenses and higher non-IFRS operating profit, partially offset by a net negative fluctuation in non-IFRS income taxes.

In full year 2020, Nokia generated a reported loss of EUR 2 421 million, compared to a reported profit of EUR 18 million in full year 2019. The change was primarily driven by a net negative fluctuation in income taxes related to the EUR 2.9 billion derecognition of Finnish deferred tax assets. This was partially offset by higher operating profit and a net positive fluctuation in financial income and expenses. For further details on the derecognition of Finnish deferred tax assets, please refer to note 6, "Deferred taxes" in the "Financial statement information" section in this report.

February 4, 2021

11

Financial results

NOKIA

Cash and cash flow in Q4 2020

During Q4 2020 Nokia's free cash flow was EUR 778 million, driven by solid adjusted profit, partially offset by cash outflows related to capital expenditures, restructuring, net working capital, income taxes and net interest. Our free cash flow in Q4 2020 benefited from an early customer payment of approximately EUR 500 million, which was expected in Q1 2021.

In Q1 2019, Nokia established a free cash flow program to ensure company-wide focus on free cash flow and release of net working capital, including project asset optimization, review of contract terms and conditions, as well as supply chain and inventory optimization in order to rapidly align with changes in demand. Since establishing this program, reduced working capital has been a significant source of cash, driven by improved execution, early customer payments and lower net sales.

EUR million, at end of period	Q4'20	Q3'20	QoQ change
Total cash and current financial investments	**8 061**	7 632	6%
Net cash and current financial investments[1]	**2 485**	1 869	33%

1 Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, "Cash position and free cash flow", and note 12, "Performance measures", in the "Financial statement information" section in this report.

EUR billion


Operating
Investing
Financing
1.87
1.10
(0.12)
(0.05)
(0.03)
(0.02)
(0.14)
0.03
0.01
(0.13)
(0.05)
0.02
2.49
Q3' 20 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Non-current financial investments
Sale of fixed assets
Dividend
Lease payments
Other
Q4' 20 net cash

In Q4 2020, the approximately EUR 190 million difference between the change in total cash and net cash was primarily due to a decrease in interest-bearing liabilities, driven by repayments, and changes in the carrying amounts of certain issued bonds, as a result of foreign exchange rate fluctuations.

In Q4 2020, net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 1 103 million.
- Approximately EUR 120 million of restructuring and associated cash outflows, primarily related to our cost savings program.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 50 million, as follows:
  - The increase in receivables was approximately EUR 1 140 million, primarily due to a seasonal increase in receivables, partially offset by an early customer payment of approximately EUR 500 million, which was expected in Q1 2021. In Q4 2020, we reduced the balance sheet impact related to the sale of receivables.
  - The decrease in inventories was approximately EUR 480 million, primarily due to a seasonal decrease in inventories, as well as extended lead times on certain components.
  - The increase in liabilities was approximately EUR 610 million, primarily due to an increase in provisions, annual variable compensation accruals and an increase in deferred revenue.
- An outflow related to cash taxes of approximately EUR 30 million.
- An outflow related to net interest of approximately EUR 20 million.

In Q4 2020, net cash was also impacted by:

- Net cash used in investing activities, relating primarily to capital expenditures of approximately EUR 140 million, partially offset by a net cash inflow from non-current financial investments of approximately EUR 30 million and the sale of fixed assets of approximately EUR 10 million.
- Net cash used in financing activities, relating primarily to dividends paid by Nokia Shanghai Bell to the joint venture partner of approximately EUR 130 million and lease payments of approximately EUR 50 million.

February 4, 2021

12

NOKIA

Financial results

Cash and cash flow in January-December 2020

During full year 2020, Nokia's free cash flow was EUR 1 356 million driven by solid adjusted profit, partially offset by cash outflows related to capital expenditures, restructuring, net working capital, and income taxes. Our free cash flow in 2020 benefited from an early customer payment of approximately EUR 500 million, which was expected in Q1 2021.

EUR million, at end of period	**Q4'20**	Q4'19	YoY change
Total cash and current financial investments	**8 061**	6 007	34%
Net cash and current financial investments[1]	**2 485**	1 730	44%

1 Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, "Cash position and free cash flow", and note 12, "Performance measures", in the "Financial statement information" section in this report.

EUR billion


Operating
Investing
Financing
1.73
(0.02)
2.79
(0.45)
(0.30)
(0.28)
(0.48)
(0.10)
0.06
0.01
(0.23)
(0.15)
(0.09)
2.49
Q4' 19 net cash
FX impact on net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Capital expenditures
Acquisition of businesses
Non-current financial investments
Sale of fixed assets
Lease payments
Dividend
Other
Q4' 20 net cash

In full year 2020, the approximately EUR 1.3 billion difference between the change in total cash and net cash was primarily due to the issuance of EUR 1.0 billion of debt and the drawdown of a EUR 500 million loan facility from European Investment Bank, partially offset by changes in the carrying amounts of certain issued bonds, as a result of foreign exchange rate and interest rate fluctuations.

Foreign exchange rates had an approximately EUR 20 million negative impact on net cash.

In full year 2020, net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 2 785 million.
- Approximately EUR 450 million of restructuring and associated cash outflows, primarily related to our cost savings program.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 300 million, as follows:
  - The increase in receivables was approximately EUR 450 million, primarily due to the reduced balance sheet impact related to the sale of receivables, partially offset by improved cash collection, an early customer payment of approximately EUR 500 million, which was expected in Q1 2021, and lower overdue receivables.
  - The decrease in inventories was approximately EUR 550 million, primarily due to temporary dynamics related to COVID-19, as well as extended lead times on certain components and optimized inventory management.
  - The decrease in liabilities was approximately EUR 400 million, primarily due to a decrease in accounts payable, driven by a lower level of inventories, and a decrease in deferred revenue related to licensing agreements, partially offset by an increase in provisions and an increase in liabilities related to employee benefits.
- An outflow related to cash taxes of approximately EUR 280 million.

In full year 2020, net cash was also impacted by:

- Net cash used in investing activities, relating primarily to capital expenditures of approximately EUR 480 million and the acquisition of a business of approximately EUR 100 million, partially offset by a net cash inflow from non-current financial investments of approximately EUR 60 million and the sale of fixed assets of approximately EUR 10 million.
- Net cash used in financing activities, relating primarily to lease payments of approximately EUR 230 million and dividends paid by Nokia Shanghai Bell to the joint venture partner of approximately EUR 150 million.

February 4, 2021

13

Financial results Our sustainability performance Our strategy and focus areas The purpose of technology is to improve people’s lives. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges. Our sustainability strategy is focused on the areas we believe will have the greates t impact on sustainable development and our profitability. To improve people’s lives, we focus on climate, integrity and culture. Maintaining our commitment to unyielding integrity and the highest standards of business ethics is a top priority. As COVID-19 has persisted through the fourth quarter and beyond, we have remained vigilant in ensuring adherence to our high ethical standards. We are conducting proactive audits focusing on our anti-corruption policies and controls, aimed at ensuring robust adherence to compliance in even the most challenging jurisdictions. We are improving our monitoring of third parties on whom we rely to do business and strengthening compliance programs at our joint ventures and service companies. We continue to develop and refine our use of technology and advanced analytics as we move into an era of predictive compliance – identifying issues and trends to enhance prevention of ethical missteps. Also, safeguarding the psychological safety of our employees during a period of unprecedented change and challenge remains our priority, and, to that end, we continue to emphasize the importance of a ‘speak up’ culture, where every employee feels comfortable reporting compliance concerns, safe in the knowledge that those concerns will be fully and fairly investigated, that remedial action will be taken as appropriate, and that no one will suffer retaliation or reprisal for reporting or supporting concerns. Improving lives with technology Improving lives with technology is at the heart of our business. Our technology connects people to the services, places, opportunities and people that matter to them. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. In October, we published Life in 2030; our vision of a 5G-enabled world that delivers economic prosperity, opportunity for all people and a healthier planet. We call for individuals, business and government to act and work together to achieve this vision. In December, we announced that, together with Vodafone India Foundation, we have deployed a Smart Agriculture solution that aims to improve the productivity of farmers in India. The pilot project is being implemented in 100 locations in the states of Madhya Pradesh and Maharashtra and will benefit over 50,000 farmers in the region by enhancing their productivity and income. The smart agriculture-as-a-service solution, which utilizes Nokia’s Worldwide IoT Network Grid (WING) solution, will ensure that precise and practical data is sent to farmers, enabling them to enhance productivity. Climate The importance of combatting climate change through connectivity solutions will only increase, and we recognize our responsibility in the fight against climate change. In December 2020, we submitted our recalibrated science-based greenhouse gas emission reduction targets to the Science Based Targets initiative. The updated targets are aligned with the 1.5° Celsius warming scenario, and we will communicate them once they have been evaluated and approved by the initiative. We also published the results of our new joint study with Telefónica, finding that 5G networks are up to 90 percent more energy efficient per traffic unit than legacy 4G networks. As the rollout of 5G networks is set to increase data traffic dramatically, it is critical that the energy consumed does not rise at the same rate. In addition, we launched our Nokia AVA Energy Efficiency service, applying AI to the challenge of rising energy consumption in multi-vendor, multi-technology networks. This service helps Communications Service Providers to reduce energy bills by up to 20 percent and move towards more sustainable patterns of energy usage. In December, CDP, the world’s leading global disclosure system for environmental impact, included Nokia on its A list in the Climate change category. We were also awarded, together with Elisa, Finland’s ‘Energy Difference of the Year 2020’ recognition with the world's first 5G liquid cooled radio base station. Culture We believe our people are our greatest asset and we aim to enable a culture that encourages high performance, integrity and inclusion. We have long been committed to pursuing LGBT+ inclusion, and we are delighted that our continued efforts were recognized in the 2020 Workplace Pride Global Benchmark in October 2020; Nokia was awarded the Ambassador status alongside eight other companies and institutions. In Q4, we launched our first leadership development program enabling further sexual minority inclusion. Our ‘OUT Leader’ program consists of external networking and mentoring by Nokia leaders. In addition, our ‘Navigating bias’ training overachieved its targeted participation rate, reaching over 85% of all line managers; This training aims to advance bias-free leadership by educating managers to recognize and counteract their mindset and potential bias. As part of recently announced changes in our operating model and strategic direction, we engaged virtually with all of our employees around the globe to discuss Nokia's purpose, culture and new operating model. Other topics We were recognized by the World Benchmarking Alliance in their Digital Inclusion Benchmark, which assesses how companies are helping to advance a more inclusive digital economy and society. Out of the 100 companies benchmarked, we were ranked #5, the highest ranking of all hardware companies included. Integrity 14 February 4, 2021

Reporting segment details

NOKIA

Networks
Q4 2020 compared to Q4 2019


Net sales
Margin
€6 000M
€5 000M
€4 000M
€3 000M
€2 000M
€1 000M
0M
50%
40%
30%
20%
10%
0%
(10)%
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Mobile Access
IP Routing
Gross margin %
Fixed Access
Optical Networks
Operating margin %


Change in operating profit
Increase
Decrease
€800M
€700M
€600M
€500M
€400M
€300M
€200M
€100M
0M
671
4
(68)
11
(87)
533
Q4'19
Gross profit
R&D
SG&A
OOIE
Q4'20

EUR million	**Q4'20**	Q4'19	YoY change	*Constant currency YoY change*	**Q1-Q4'20**	Q1-Q4'19	YoY change	*Constant currency YoY change*
Net sales	**5 040**	5 439	(7)%	*(2)%*	16 865	18 209	(7)%	*(5)%*
Mobile Access	**3 214**	3 497	(8)%	*(2)%*	10 640	11 655	(9)%	*(6)%*
Fixed Access	**517**	543	(5)%	*1%*	1 759	1 881	(6)%	*(4)%*
IP Routing	**835**	845	(1)%	*5%*	2 771	2 921	(5)%	*(2)%*
Optical Networks	**474**	555	(15)%	*(10)%*	1 695	1 752	(3)%	*(1)%*
Gross profit	**1 863**	1 859	0%		5 763	5 577	3%	
Gross margin %	***37.0%***	*34.2%*	*280bps*		*34.2%*	*30.6%*	*360bps*	
R&D	**(783)**	(715)	10%		(2 908)	(2 943)	(1)%	
SG&A	**(462)**	(473)	(2)%		(1 745)	(1 929)	(10)%	
Other operating income and expenses	**(86)**	1			(146)	(40)		
Operating profit/(loss)	**533**	671	(21)%		964	665		
Operating margin %	***10.6%***	*12.3%*	*(170)bps*		*5.7%*	*3.7%*	*200bps*	

Net sales
Networks net sales decreased 7%. On a constant currency basis, Networks net sales decreased 2%.

The decrease in Networks net sales was primarily due to Mobile Access and Optical Networks.

The decrease in Mobile Access was primarily due to a decline in network deployment and planning services, consistent with the key drivers of our outlook, partially offset by growth in radio access products. The growth in radio access products was driven by 5G, partially offset by decreases in legacy radio access products.

The net sales performance in Optical Networks was in comparison to a particularly strong Q4 2019, which benefited from the timing of completions and acceptances of certain projects.

IP Routing had solid growth in constant currency net sales. On a reported basis, the slight decrease was primarily driven by North America, which had a particularly strong Q4 2019, and Latin America, partially offset by growth in Asia-Pacific and Europe.

Foreign exchange rate fluctuations had an approximately EUR 50 million net negative impact on IP Routing reported net sales in Q4 2020.

Fixed Access had slight growth in constant currency net sales. On a reported basis, the decrease in Fixed Access was primarily due to copper access technologies and related services, partially offset by growth in digital home and fiber access technologies. Foreign exchange rate fluctuations had an approximately EUR 30 million net negative impact on Fixed Access reported net sales in Q4 2020.

Gross margin
The increase in Networks gross margin was primarily driven by Mobile Access, partially offset by declines in gross margin in Fixed Access and IP Routing. In Q4 2020, annual variable compensation within Networks cost of sales was higher, compared to Q4 2019.

In Mobile Access, we continue to focus on driving improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. In Q4 2020, gross

February 4, 2021

15

Reporting segment details margin in Mobile Access increased, primarily driven by improved 5G gross margin, partially offset by a project-related loss provision. Mobile Access gross margin was positively affected in Q4 2020 by a timing benefit of approximately EUR 150 million, as we recognized net sales at the very end of the quarter, which we had expected in 2021. Operating Expenses The increase in Networks R&D expenses was primarily due to Mobile Access and, to a lesser extent, Optical Networks. The higher R&D expenses in Mobile Access was primarily due to higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness. The higher R&D expenses in Optical Networks was primarily due to increased investments related to our Elenion acquisition. The decrease in Networks SG&A expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program and lower travel and personnel related expenses due to COVID-19. In Q4 2020, annual variable compensation within Networks operating expenses was higher, compared to Q4 2019. Other operating income and expenses The net negative fluctuation in other operating income and expenses was primarily due to the net effect of loss allowances on certain trade receivables. 16 February 4, 2021

Reporting segment details Nokia Software Q4 2020 compared to Q4 2019 Constant currency YoY change Constant currency YoY change YoY change YoY change EUR million Q4'20 Q4'19 Q1-Q4'20 Q1-Q4'19 5% (1)% Net sales 864 870 (1)% 2 658 2 767 (4)% Gross margin % 56.8% 59.7% (290)bps 52.1% 52.5% (40)bps SG&A (107) (101) 6% (397) (395) 1% Operating profit/(loss) 266 304 (13)% 511 589 (13)% The change in reported net sales includes foreign exchange fluctuations, which had an approximately EUR 50 million net negative impact on Nokia Software net sales in Q4 2020. Gross margin The decrease in Nokia Software gross margin was primarily due to annual variable compensation and unfavorable mix, with a higher proportion of lower margin services. Net sales Nokia Software net sales decreased 1%. On a constant currency basis, Nokia Software had solid growth, with net sales growth of 5%. The net sales decrease, on a reported basis, in Nokia Software was primarily due to Asia-Pacific, Europe, Latin America and Greater China, partially offset by a strong performance in North America. 17 February 4, 2021 Operating margin %30.8%34.9%(410)bps19.2%21.3%(210)bps Other operating income and expenses0(4)(18)(11) R&D(117)(111)5%(459)(458)0% Gross profit491519(5)%1 3851 453(5)% Net sales Margin €1 000M 60% € 800M 50% 40% € 600M 30% € 400M 20% € 200M 10% 0M 0% Q4'19 Q1'20 Q2'20 Q3' 20 Q4'20 Net sales Gross margin %Operating mar gin % Change in operating profitIncreaseDecrease

Reporting segment details Nokia Technologies Q4 2020 compared to Q4 2019 Change in operating profit Constant currency YoY change Constant YoYcurrency changeYoY change YoY change EUR million Q4'20 Q4'19 Q1-Q4'20 Q1-Q4'19 Net sales 382 376 2% 3% 1 402 1 487 (6)% (6)% Gross margin % 99.5% 99.2% 30bps 99.4% 98.1% 130bps SG&A (23) (26) (12)% (81) (101) (20)% Operating profit/(loss) 317 320 (1)% 1 164 1 239 (6)% Net sales Nokia Technologies net sales increased 2%. On a constant currency basis, Nokia Technologies net sales increased 3%. The increase in Nokia Technologies net sales was primarily due to higher patent licensing and catch-up net sales due to a renewed patent license agreement, partially offset by lower brand licensing net sales. Excluding the catch-up net sales, Nokia Technologies annualized net sales run rate was approximately EUR 1.4 billion in Q4 2020. Operating Expenses The increase in Nokia Technologies R&D expenses was primarily due to higher investments to drive creation of intellectual property and higher costs to maintain our patent portfolio. 18 February 4, 2021 Operating margin %83.0%85.1%(210)bps83.0%83.3%(30)bps Other operating income and expenses0(1)1(8) R&D(40)(27)48%(149)(111)34% Gross profit3803732%1 3931 459(5)% Net sales Margin € 5 0 0 M 10 0% € 4 0 0 M 80% € 3 0 0 M 60% € 2 0 0 M 40% € 1 0 0 M 20% 0M 0% Q4' 19 Q1' 20 Q2' 20 Q3' 20 Q4' 20 Net Sales Gross m argin % Operat ing margin % Increase Decrease

Reporting segment details Group Common and Other Q4 2020 compared to Q4 2019 Constant currency YoY change Constant YoYcurrency changeYoY change YoY change EUR million Q4'20 Q4'19 Q1-Q4'20 Q1-Q4'19 Net sales 292 231 26% 26% 983 952 3% 2% Gross margin % 3.8% 3.5% 30bps (1.1)% 3.6% (470)bps SG&A (77) (74) 4% (266) (269) (1)% Operating profit/(loss) (27) (161) (525) (490) Net sales Group Common and Other net sales increased 26% on both a reported and constant currency basis. The increase in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The growth in Alcatel Submarine Networks was primarily due to strong demand following COVID-19-related factory closures in the first half of 2020. The decrease in Radio Frequency Systems was primarily due to lower net sales of remote radio head cables in North America. Other operating income and expenses The net positive fluctuation in other operating income and expenses was primarily due to a net positive fluctuation in Nokia’s venture fund investments. COVID-19 In Q4 2020, we estimate that COVID-19 did not have an impact on Alcatel Submarine Networks net sales. In full year 2020, we estimate that COVID-19 had an approximately EUR 200 million cumulative negative net impact on Alcatel Submarine Networks net sales, due to temporary factory closures that particularly impacted Q1 2020 and Q2 2020. We expect the majority of this to be shifted to future periods, rather than being lost. 19 February 4, 2021 Operating margin %(9.2)%(69.7)%6 050bps(53.5)%(51.5)%(200)bps Other operating income and expenses109(25)5357 R&D(70)(70)0%(301)(312)(4)% Gross profit/(loss)118(11)34 Net sales Margin € 3 0 0 M 10 0% 80% € 2 0 0 M 60% € 1 0 0 M 40% 20% 0M 0% Q4' 19 Q1' 20 Q2' 20 Q3' 20 Q4' 20 (20)% (40)% (60)% (80)% (10 0)% Net Sales Gross m argin %Operat ing margin % Change in operating profitIncreaseDecrease

Additional information Nokia, January-December 2020 significant events On March 2, 2020, Nokia announced that its Board of Directors had appointed Pekka Lundmark as President and Chief Executive Officer of Nokia. Lundmark, who at the time was President and CEO of Fortum, a leading energy company based in Espoo, Finland, started in his new role as President and Chief Executive Officer of Nokia on August 1, 2020. Lundmark acquired 788 850 Nokia shares prior to joining the company, of which 695 447 shares will qualify under a co-invest arrangement with the company. Under the terms of the co-invest arrangement, he must hold those shares until after the release of the Q2 2023 results at which point he will also receive the matching shares under the plan, subject to the performance of the total shareholder return over that period. Rajeev Suri left his position as President and Chief Executive Officer of Nokia on July 31, 2020 and continued to serve as an advisor to the Nokia Board until January 1, 2021. On May 5, 2020, Nokia announced that Kathrin Buvac, President of Nokia Enterprise, had decided to leave the company at the end of May. At the end of May, Buvac stepped down from her position on the company’s Group Leadership Team and left the company. Buvac was succeeded by Raghav Sahgal, formerly Senior Vice President of Nokia Software with responsibility for global sales and market services. Sahgal started in his new position and joined the Group Leadership Team on June 1, 2020. On May 14, 2020, Nokia announced it had successfully completed an issue of EUR 500 million 2.375% notes due May 15, 2025 and EUR 500 million 3.125% notes due May 15, 2028 and that it has accepted for purchase EUR 150 million of 1.000% notes due March 15, 2021 validly tendered pursuant to the tender offer. The net proceeds of new notes shall be used to fund the tender offer and for general corporate purposes of the issuer. On May 27, 2020, Nokia held its Annual General Meeting (“AGM”) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. The following resolutions were made: ▪ No dividend is paid for the financial year 2019. ▪ Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board and Thomas Dannenfeldt was elected as a new member of the Board for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board. ▪ Remuneration Policy for the Company’s governing bodies was supported. ▪ Deloitte Oy was elected as the auditor for Nokia for the financial year 2021. ▪ Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares. The authorization is effective until October 7, 2021 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on May 21, 2019. ▪ Board was authorized to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization is effective until October 7, 2021 and it terminated the corresponding authorization granted by the Annual General Meeting on May 21, 2019. On June 11, 2020, Nokia announced it had appointed Marco Wirén as Chief Financial Officer of Nokia and member of the Group Leadership Team. Wirén, who at the time was President of Wärtsilä Energy and Executive Vice President of Wärtsilä Group, joined Nokia on September 1, 2020. Kristian Pullola, who had served as CFO since January 2017, stepped down as CFO and left the Group Leadership Team on August 31, 2020. He will remain with the company for a period of time to ensure a smooth transition. On September 3, 2020, Nokia announced that it had received a notification under Chapter 9, Section 5 of the Finnish Securities Market Act that the holdings of Solidium Oy in Nokia Corporation exceeded 5% of the total number of shares and voting rights of Nokia. The holdings of Solidum Oy in Nokia on September 3, 2020, amounted to a total of 283 000 000 shares, corresponding to approximately 5.01% of the total number of shares and voting rights of Nokia. On October 29, 2020, Nokia announced the first phase of its new strategy, outlining high-level strategic principles alongside a new operating model designed to better position the company for changing markets and align with customer needs. The new model, which is effective from January 1, 2021, consists of four P&L responsible business groups aligned with customer buying behavior: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. The new operating model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency. For more details, refer to the stock exchange release by Nokia on October 29, 2020. On December 16, 2020, Nokia provided a mid-point update on its new strategic focus areas and operating model together with its assumptions for its four new business groups and Group Common and Other in 2021 and over the longer term. Nokia also announced that it will provide detailed business group strategies on the Capital Markets Day on March 18, 2021. For more details, refer to the stock exchange release by Nokia on December 16, 2020. On December 17, 2020, Nokia announced that Nishant Batra was appointed as Chief Strategy and Technology Officer and member of the Nokia Group Leadership Team effective from January 18, 2021. Batra joins Nokia from Veoneer in Sweden, a worldwide leader in automotive technology, where he was Executive Vice President and Chief Technology Officer. Shares The total number of Nokia shares on December 31, 2020, equalled 5 653 886 159. On December 31, 2020 Nokia and its subsidiary companies owned 36 389 799 Nokia shares, representing approximately 0.6% of the total number of Nokia shares and voting rights. 20 February 4, 2021

Additional information Risk Factors Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G; ▪ Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive; ▪ Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits; ▪ Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments; ▪ Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees; ▪ Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic; ▪ Our ability to procure certain standard components; ▪ The timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Macroeconomic, industry and competitive dynamics; ▪ The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; as well as the risk factors specified under “Forward-looking Statements” of this release, and our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors”. Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed. 21 February 4, 2021

Financial tables, unaudited Financial statement information 22 February 4, 2021

Financial tables, *unaudited*

NOKIA

Consolidated income statement (condensed)

EUR million	Reported				Non-IFRS			
	Q4'20	Q4'19	Q1-Q4'20	Q1-Q4'19	Q4'20	Q4'19	Q1-Q4'20	Q1-Q4'19
Net sales (notes 2, 3, 4)	6 568	6 903	21 867	23 315	6 569	6 903	21 870	23 344
Cost of sales[1]	(3 995)	(4 245)	(13 653)	(15 051)	(3 824)	(4 144)	(13 340)	(14 821)
Gross profit[1] (notes 2, 3)	2 574	2 658	8 214	8 264	2 745	2 759	8 530	8 523
Research and development expenses[1]	(1 145)	(1 074)	(4 087)	(4 532)	(1 010)	(922)	(3 817)	(3 824)
Selling, general and administrative expenses[1]	(777)	(754)	(2 898)	(3 219)	(670)	(674)	(2 489)	(2 694)
Other operating income and expenses[1]	(177)	(28)	(311)	(28)	24	(28)	(110)	(2)
Operating profit (notes 2, 3)	475	803	918	485	1 090	1 134	2 114	2 003
Share of results of associated companies and joint ventures	20	21	22	12	20	21	22	12
Financial income and expenses	29	(15)	(106)	(341)	(13)	(46)	(184)	(337)
Profit before tax (note 2)	523	809	834	156	1 097	1 108	1 952	1 678
Income tax expense (note 6)	(3 131)	(246)	(3 255)	(138)	(286)	(288)	(488)	(448)
(Loss)/profit from continuing operations (note 2)	(2 608)	563	(2 421)	18	811	821	1 464	1 230
Profit/(loss) from discontinued operations	4	0	(3)	(7)	0	0	0	0
(Loss)/profit for the period	(2 605)	563	(2 424)	11	811	821	1 464	1 230
Attributable to:								
Equity holders of the parent	(2 601)	563	(2 431)	7	814	821	1 457	1 225
Non-controlling interests	(4)	0	7	4	(4)	0	7	4
Earnings per share, EUR (for (loss)/profit attributable to equity holders of the parent)								
Basic								
Continuing operations	(0.46)	0.10	(0.43)	0.00	0.14	0.15	0.26	0.22
(Loss)/profit for the period	(0.46)	0.10	(0.43)	0.00	0.14	0.15	0.26	0.22
Diluted								
Continuing operations	(0.46)	0.10	(0.43)	0.00	0.14	0.15	0.26	0.22
(Loss)/profit for the period	(0.46)	0.10	(0.43)	0.00	0.14	0.15	0.26	0.22
Average number of shares ('000 shares)								
Basic								
Continuing operations	5 617 463	5 604 881	5 612 418	5 599 912	5 617 463	5 604 881	5 612 418	5 599 912
(Loss)/profit for the period	5 617 463	5 604 881	5 612 418	5 599 912	5 617 463	5 604 881	5 612 418	5 599 912
Diluted								
Continuing operations	5 617 463	5 622 823	5 612 418	5 626 375	5 640 341	5 622 823	5 636 082	5 626 375
(Loss)/profit for the period	5 617 463	5 622 823	5 612 418	5 626 375	5 640 341	5 622 823	5 636 082	5 626 375

[1] In the fourth quarter of 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q4'19 and Q1-Q4'19 have been revised accordingly. Refer to note 1, "Basis of preparation".

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

February 4, 2021

23

NOKIA

Financial tables, *unaudited*

Consolidated statement of comprehensive income (condensed)

EUR million	Reported			
	Q4'20	Q4'19	Q1-Q4'20	Q1-Q4'19
(Loss)/profit for the period	(2 605)	563	(2 424)	11
Other comprehensive income				
Items that will not be reclassified to profit or loss:				
Remeasurements of defined benefit plans	486	920	624	414
Income tax related to items that will not be reclassified to profit or loss	(115)	(237)	(140)	(95)
Items that may be reclassified subsequently to profit or loss:				
Translation differences	(490)	(347)	(1 232)	260
Net investment hedges	61	78	266	(58)
Cash flow and other hedges	(30)	17	15	(2)
Financial assets at fair value through other comprehensive income	2	5	47	8
Other changes, net	0	2	3	0
Income tax related to items that may be reclassified subsequently to profit or loss	83	(19)	25	11
Other comprehensive (loss)/income, net of tax	(3)	419	(392)	538
Total comprehensive (loss)/income	(2 608)	982	(2 816)	549
Attributable to:				
Equity holders of the parent	(2 604)	983	(2 822)	545
Non-controlling interests	(4)	(1)	6	4

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

February 4, 2021

24

Financial tables, *unaudited*

NOKIA

Consolidated statement of financial position (condensed)

EUR million	December 31, 2020	December 31, 2019
ASSETS		
Goodwill	5 074	5 527
Other intangible assets	1 953	2 429
Property, plant and equipment	1 783	1 856
Right-of-use assets	805	912
Investments in associated companies and joint ventures	233	165
Non-current financial investments (note 8)	745	740
Deferred tax assets (note 6)	1 822	5 124
Other non-current financial assets (note 8)	364	445
Defined benefit pension assets (note 5)	5 038	4 830
Other non-current assets	217	292
Non-current assets	18 034	22 320
Inventories	2 248	2 936
Trade receivables (note 8)	5 533	5 025
Contract assets	1 080	1 489
Prepaid expenses and accrued income	850	908
Current income tax assets	265	279
Other current financial assets (note 8)	214	164
Current financial investments (note 8)	1 121	97
Cash and cash equivalents (note 8)	6 940	5 910
Current assets	18 251	16 808
Total assets	36 285	39 128

SHAREHOLDERS' EQUITY AND LIABILITIES		
Share capital	246	246
Share issue premium	443	427
Treasury shares	(352)	(352)
Translation differences	(1 295)	(372)
Fair value and other reserves	1 910	1 382
Reserve for invested unrestricted equity	15 656	15 607
Accumulated deficit	(4 051)	(1 613)
Total capital and reserves attributable to equity holders of the parent	12 557	15 325
Non-controlling interests	79	76
Total equity	12 636	15 401
Long-term interest-bearing liabilities (notes 8, 10)	5 015	3 985
Long-term lease liabilities	721	771
Deferred tax liabilities	260	390
Defined benefit pension and post-employment liabilities (note 5)	4 046	4 343
Contract liabilities	566	915
Deferred revenue and other long-term liabilities	541	712
Provisions (note 9)	736	556
Non-current liabilities	11 885	11 672
Short-term interest-bearing liabilities (notes 8, 10)	561	292
Short-term lease liabilities	189	259
Other financial liabilities (note 8)	738	803
Current income tax liabilities	188	187
Trade payables (note 8)	3 174	3 786
Contract liabilities	2 397	2 752
Accrued expenses, deferred revenue and other liabilities	3 721	3 323
Provisions (note 9)	796	653
Current liabilities	11 764	12 055
Total shareholders' equity and liabilities	36 285	39 128

Shareholders' equity per share, EUR	2.24	2.73
Number of shares (1 000 shares, excluding treasury shares)	5 617 496	5 605 581

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

February 4, 2021

25

Financial tables, *unaudited*

NOKIA

Consolidated statement of cash flows (condensed)

EUR million	Q4'20	Q4'19	Q1-Q4'20	Q1-Q4'19
Cash flow from operating activities				
(Loss)/profit for the period	(2 605)	563	(2 424)	11
Adjustments	3 708	746	5 209	2 627
Depreciation and amortization	279	425	1 132	1 660
Impairment charges	220	13	246	102
Restructuring charges	217	20	454	397
Financial income and expenses	(30)	16	109	283
Income tax expense	3 128	252	3 254	140
(Profit)/loss from non-current investments	(109)	14	(61)	(50)
Other	3	6	75	95
Cash from operations before changes in net working capital	1 103	1 309	2 785	2 638
Change in net working capital	(169)	194	(744)	(1 788)
(Increase)/decrease in receivables	(1 137)	(355)	(448)	159
Decrease in inventories	479	675	547	285
Increase/(decrease) in non-interest-bearing liabilities	489	(126)	(843)	(2 232)
Cash from operations	934	1 503	2 041	850
Interest received	9	23	33	57
Interest paid	(31)	126	(35)	(1)
Income taxes paid, net	(33)	(63)	(280)	(516)
Net cash from operating activities	879	1 589	1 759	390
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(139)	(193)	(479)	(690)
Proceeds from sale of property, plant and equipment and intangible assets	8	21	13	39
Acquisition of businesses, net of cash acquired	0	0	(104)	0
Proceeds from disposal of businesses, net of disposed cash	0	0	11	19
Purchase of current financial investments	(353)	(53)	(1 154)	(473)
Proceeds from maturities and sale of current financial investments	23	59	123	991
Purchase of non-current financial investments	(15)	(91)	(59)	(180)
Proceeds from sale of non-current financial investments	45	31	122	144
Other	(1)	3	10	(17)
Net cash used in investing activities	(432)	(223)	(1 517)	(167)
Cash flow from financing activities				
Purchase of equity instruments of subsidiaries	0	0	(1)	(1)
Proceeds from long-term borrowings	2	37	1 595	1 039
Repayment of long-term borrowings	(16)	0	(246)	(766)
(Repayment of)/proceeds from short-term borrowings	(102)	(122)	(83)	40
Payment of principal portion of lease liabilities	(51)	(34)	(234)	(221)
Dividends paid	(130)	0	(148)	(570)
Net cash (used in)/from financing activities	(297)	(119)	883	(479)
Translation differences	(46)	(58)	(95)	(95)
Net increase/(decrease) in cash and cash equivalents	104	1 189	1 030	(351)
Cash and cash equivalents at beginning of period	6 836	4 721	5 910	6 261
Cash and cash equivalents at end of period	6 940	5 910	6 940	5 910

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

February 4, 2021 26

Financial tables, *unaudited*

NOKIA

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interest	Total equity
December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371
Adoption of IFRS 16[1]	0	0	0	0	0	0	4	4	0	4
January 1, 2019	246	436	(408)	(592)	1 063	15 606	(1 058)	15 293	82	15 375
Profit for the period	0	0	0	0	0	0	7	7	4	11
Other comprehensive income	0	0	0	220	319	0	(1)	538	0	538
Total comprehensive income	0	0	0	220	319	0	6	545	4	549
Share-based payments	0	81	0	0	0	0	0	81	0	81
Excess tax benefit on share-based payments	0	(7)	0	0	0	0	0	(7)	0	(7)
Settlement of share-based payments	0	(83)	56	0	0	1	0	(26)	0	(26)
Dividends	0	0	0	0	0	0	(560)	(560)	(10)	(570)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(9)	56	0	0	1	(561)	(513)	(10)	(523)
December 31, 2019	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interest	Total equity
January 1, 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Loss for the period	0	0	0	0	0	0	(2 431)	(2 431)	7	(2 424)
Other comprehensive loss	0	0	0	(922)	528	0	3	(391)	(1)	(392)
Total comprehensive loss	0	0	0	(922)	528	0	(2 428)	(2 822)	6	(2 816)
Share-based payments	0	76	0	0	0	0	0	76	0	76
Excess tax benefit on share-based payments	0	2	0	0	0	0	0	2	0	2
Settlement of share-based payments	0	(62)	0	0	0	49	0	(13)	0	(13)
Dividends	0	0	0	0	0	0	0	0	(5)	(5)
Acquisition of non-controlling interests	0	0	0	0	0	0	(10)	(10)	0	(10)
Investment in subsidiary by non-controlling interest	0	0	0	0	0	0	0	0	2	2
Other movements	0	0	0	(1)	0	0	0	(1)	0	(1)
Total transactions with owners	0	16	0	(1)	0	49	(10)	54	(3)	51
December 31, 2020	246	443	(352)	(1 295)	1 910	15 656	(4 051)	12 557	79	12 636

[1]Equity impact mainly relating to opening balance of subleases arising from the difference between right-of-use assets and lease receivables on adoption of IFRS 16, Leases, as of January 1, 2019.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

February 4, 2021

27

Financial tables, unaudited Notes to Financial statements 1. BASIS OF PREPARATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2019 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2019. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by management on February 4, 2021. Net sales and operating profit of the Nokia Group, particularly in Networks and Nokia Software segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers. Management has identified its geographic areas as the relevant category to present disaggregated revenue. Nokia's primary cus tomer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those geographic areas. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in note 3, "Segment Information", operates in every geographic area as described in not e 4 "Net Sales". No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in note 4, "Net Sales", operates in all geographic areas. In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense. In 2016, Nokia entered into a strategic agreement with HMD global Oy (HMD) to grant HMD an exclusive global license to create Nokia-branded mobile phones and tablets for ten years in exchange for royalty payments on sales of Nokia-branded mobile products. In the third quarter of 2020, Nokia acquired an ownership interest in HMD as a result of the equity conversion of a convertible loan granted to HMD in 2019. As a result of the equity conversion, Nokia recorded an associated company investment equal to the book value of the converted loan of EUR 63 million. Following the equity conversion, Nokia records its share of the profits or losses of HMD in share of results of associated companies and joint ventures in the consolidated income statement. Nokia conducted its annual goodwill impairment test in the fourth quarter of 2020, and as a result recorded a non-cash charge of EUR 200 million to other operating expenses. The impairment loss related to the goodwill held in the Fixed Networks operating segment, the carrying amount of which totaled EUR 609 million as of December 31, 2020. In the fourth quarter of 2020, Nokia reviewed the presentation of income and expenses related to its restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, Nokia reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expens es to the functional line items to enhance the relevance of information provided in Nokia’s consolidated income statement. The comparative amounts for Q4 2019 and Q1-Q4 2019 have been reclassified accordingly. Related to Q4 2019, as a result of reclassification, Nokia’s cost of sales increased by EUR 54 million, R&D expenses increased by EUR 5 million, SG&A expenses decreased by EUR 21 million and other opera ting expenses decreased by EUR 38 million compared to the previously reported amounts. Related to Q1-Q4 2019, as a result of reclassification, Nokia’s cost of sales increased by EUR 62 million, R&D expenses increased by EUR 121 million, SG&A expenses increased by EUR 118 million and other operating expenses decreased by EUR 301 million compared to the previously reported amounts. COVID-19 The impact of COVID-19 on Nokia’s operations in 2020 has been primarily related to temporary factory closures in the first half of the year. In addition, in the first half of 2020, COVID-19 affected the valuations of certain assets, including investments in non-publicly quoted assets through Nokia’s venture fund investments and pension plans, the valuation of which is inherently challenging in fast-moving market conditions. In the second half of 2020, the valuation uncertainty has decreased compared to the first half of the year but remained elevated at year end (refer to note 5 “Pensions and other post-employment benefits” and note 8 “Fair value of financial instruments”). In relation to its financial statements as of December 31, 2020, Nokia has considered the indicators of impairment of goodwill and other intangible assets, recoverability of deferred tax assets, valuation of inventories, and collectability of trade receivables and contract assets. Based on these assessments, Nokia has not identified such an impact from COVID-19 that would require adjustments of the carrying amounts of these assets. The aforementioned impairment loss on goodwill related to Fixed Networks operating segment as well as the derecognition of Finnish deferred tax assets (refer to note 6 “Deferred taxes”) were considered unrelated to the current COVID-19 situation. In Q2 2020, in accordance with our prudent management of our capital structure, we took proactive steps to strengthen our liquidity position by raising EUR 1.0 billion of debt, on a net basis. As of December 31, 2020, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic and it is impossible to predict with accuracy the precise impact of such risks on us, our operations and our business. 28 February 4, 2021

Financial tables, *unaudited*

NOKIA

Non-IFRS and constant currency measures

Nokia presents financial information on a reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons. Refer to note 12 "Performance measures" for further details.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q4'20		Q4'19		Q3'20	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~25%	~20%	~20%	~25%	~25%
USD	~55%	~50%	~50%	~50%	~50%	~50%
CNY	~5%	~5%	~5%	~10%	~5%	~5%
Other	~20%	~20%	~25%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q4'20 balance sheet rate 1 EUR = 1.23 USD, end of Q4'19 balance sheet rate 1 EUR = 1.12 USD and end of Q3'20 balance sheet rate 1 EUR = 1.17 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on January 1, 2020, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

February 4, 2021 29

Financial tables, *unaudited*

NOKIA

2. NON-IFRS TO REPORTED RECONCILIATION

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q4'20

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Non-IFRS	**6 569**	**(3 824)**	**(1 010)**	**(670)**	**24**	**1 090**	**(13)**	**(286)**	**811**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					**(1)**			**0**
Amortization of acquired intangible assets			(14)	(85)		**(99)**		20	**(79)**
Transaction and related costs, including integration costs				12		**12**		(2)	**9**
Restructuring and associated charges		(164)	(114)	(36)		**(314)**		63	**(251)**
Impairment of assets, net of impairment reversals		(6)	(7)	(3)	(200)	**(216)**		3	**(212)**
Divestment of businesses		(1)				**(1)**			**(1)**
Costs associated with contract exit				4		**4**		(1)	**3**
Change in financial liability to acquire NSB non-controlling interest						**0**	41		**41**
Changes in the recognition of deferred tax assets						**0**		(2 929)	**(2 929)**
Total non-IFRS exclusions	(1)	(171)	(136)	(108)	(200)	**(615)**	41	(2 845)	**(3 419)**
Reported	**6 568**	**(3 995)**	**(1 145)**	**(777)**	**(177)**	**475**	**29**	**(3 131)**	**(2 608)**

Q4'19

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Non-IFRS	**6 903**	**(4 144)**	**(922)**	**(674)**	**(28)**	**1 134**	**(46)**	**(288)**	**821**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					**(2)**		1	**(1)**
Amortization of acquired intangible assets			(144)	(89)		**(233)**		55	**(178)**
Transaction and related costs, including integration costs		1		(8)		**(7)**		2	**(5)**
Restructuring and associated charges	3	(65)	3	21		**(38)**		7	**(31)**
Product portfolio strategy costs		(34)	(6)	(1)		**(41)**		8	**(33)**
Impairment of assets, net of impairment reversals		(3)	(4)	(2)		**(10)**		2	**(8)**
Divestment of businesses				(1)		**(1)**			**(1)**
Change in financial liability to acquire NSB non-controlling interest						**0**	31		**31**
Changes in the recognition of deferred tax assets						**0**		(22)	**(22)**
Deferred tax expense due to tax rate changes						**0**		(10)	**(10)**
Total non-IFRS exclusions	1	(101)	(151)	(79)	0	**(331)**	31	42	**(258)**
Reported	**6 903**	**(4 245)**	**(1 074)**	**(754)**	**(28)**	**803**	**(15)**	**(246)**	**563**

February 4, 2021

30

Financial tables, *unaudited*

NOKIA

Q1-Q4'20 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Non-IFRS	**21 870**	**(13 340)**	**(3 817)**	**(2 489)**	**(110)**	**2 114**	**(184)**	**(488)**	**1 464**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					**(2)**		1	**(2)**
Amortization of acquired intangible assets			(57)	(350)		**(407)**		89	**(318)**
Transaction and related costs, including integration costs				11		**11**		(2)	**8**
Restructuring and associated charges		(393)	(190)	(68)		**(651)**		129	**(522)**
Gain on defined benefit plan amendment		90				**90**		(18)	**72**
Impairment of assets, net of impairment reversals		(12)	(24)	(5)	(200)	**(241)**		9	**(232)**
Divestment of businesses		(1)			(1)	**(2)**			**(1)**
Gain on sale of fixed assets		1	1			**2**			**1**
Costs associated with contract exit				4		**5**		(1)	**4**
Change in financial liability to acquire NSB non-controlling interest						**0**	79		**79**
Changes in the recognition of deferred tax assets						**0**		(2 929)	**(2 929)**
Legal entity restructuring						**0**		(45)	**(45)**
Total non-IFRS exclusions	(3)	(313)	(270)	(409)	(201)	**(1 196)**	79	(2 767)	**(3 885)**
Reported	**21 867**	**(13 653)**	**(4 087)**	**(2 898)**	**(311)**	**918**	**(106)**	**(3 255)**	**(2 421)**

Q1-Q4'19 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Non-IFRS	**23 344**	**(14 821)**	**(3 824)**	**(2 694)**	**(2)**	**2 003**	**(337)**	**(448)**	**1 230**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(9)				3	**(6)**		2	**(4)**
Amortization of acquired intangible assets			(571)	(352)		**(924)**		215	**(708)**
Transaction and related costs, including integration costs				(50)	2	**(48)**		10	**(37)**
Restructuring and associated charges	(19)	(268)	(98)	(117)		**(502)**		100	**(403)**
Product portfolio strategy costs		(123)	(22)	(1)	(18)	**(163)**		32	**(131)**
Gain on defined benefit plan amendment		168				**168**		(34)	**134**
Impairment of assets, net of impairment reversals		(8)	(17)	(4)		**(29)**		4	**(24)**
Divestment of businesses		(1)		(1)	(1)	**(2)**			**(3)**
Operating model integration					(12)	**(12)**		30	**19**
Costs associated with contract exit		1		(1)		**0**	(68)	13	**(54)**
Change in financial liability to acquire NSB non-controlling interest						**0**	64		**64**
Changes in the recognition of deferred tax assets						**0**		(22)	**(22)**
Deferred tax expense due to tax rate changes						**0**		(42)	**(42)**
Total non-IFRS exclusions	(29)	(230)	(708)	(525)	(26)	**(1 518)**	(4)	310	**(1 212)**
Reported	**23 315**	**(15 051)**	**(4 532)**	**(3 219)**	**(28)**	**485**	**(341)**	**(138)**	**18**

February 4, 2021

31

Financial tables, unaudited 3. SEGMENT INFORMATION Nokia has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented. Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment. In addition, Nokia provides net sales disclosure for the following businesses in Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment). Non-IFRS exclusions are not allocated to the segments. For more information on the segment reporting, refer to note 5, "Segment information", of Nokia's Annual Report for 2019. Networks Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments. The Mobile Networks operating segment focuses on mobile radio including macro radio base stations, small cells and cloud-based radio solutions, as well as microwave radio links and cloud computing HW, for communication service providers and enterprises. Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services. The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The IP/Optical Networks operating segment provides IP routing, packet core and optical transport systems, each with their own software and services to build high capacity network infrastructure for the internet and global connectivity. Nokia Software The Nokia Software operating segment offers the cloud core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience. Nokia Technologies The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Networks, Nokia Software and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses. Group Common and Other Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses. 32 February 4, 2021

NOKIA

Financial tables, *unaudited*

Q4'20

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Non-IFRS exclusions	Nokia Total
Net sales	5 040	864	382	292	(8)	6 569	(1)	6 568
Cost of sales	(3 177)	(373)	(1)	(281)	8	(3 824)	(171)	(3 995)
Gross profit	1 863	491	380	11	0	2 745	(171)	2 574
Gross margin %	*37.0%*	*56.8%*	*99.5%*	*3.8%*		*41.8%*		*39.2%*
Research and development expenses	(783)	(117)	(40)	(70)	0	(1 010)	(136)	(1 145)
Selling, general and administrative expenses	(462)	(107)	(23)	(77)	0	(670)	(108)	(777)
Other operating income and expenses	(86)	0	0	109	0	24	(200)	(177)
Operating profit/(loss)	533	266	317	(27)	0	1 090	(615)	475
Operating margin %	*10.6%*	*30.8%*	*83.0%*	*(9.2)%*		*16.6%*		*7.2%*
Depreciation and amortization	*(138)*	*(19)*	*(8)*	*(14)*	*0*	*(180)*	*(99)*	*(279)*
Share of results of associated companies and joint ventures	*23*	*0*	*0*	*(4)*	*0*	*20*	*0*	*20*
EBITDA	*694*	*286*	*326*	*(17)*	*0*	*1 290*	*(516)*	*774*

[1]Mobile Access net sales of EUR 3 214 million, Fixed Access net sales of EUR 517 million, IP Routing net sales of EUR 835 million and Optical Networks net sales of EUR 474 million.

Q4'19

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Non-IFRS exclusions	Nokia Total
Net sales	5 439	870	376	231	(13)	6 903	1	6 903
Cost of sales	(3 580)	(351)	(3)	(223)	13	(4 144)	(101)	(4 245)
Gross profit	1 859	519	373	8	0	2 759	(101)	2 658
Gross margin %	*34.2%*	*59.7%*	*99.2%*	*3.5%*		*40.0%*		*38.5%*
Research and development expenses	(715)	(111)	(27)	(70)	0	(922)	(151)	(1 074)
Selling, general and administrative expenses	(473)	(101)	(26)	(74)	0	(674)	(79)	(754)
Other operating income and expenses	1	(4)	(1)	(25)	0	(28)	0	(28)
Operating profit/(loss)	671	304	320	(161)	0	1 134	(331)	803
Operating margin %	*12.3%*	*34.9%*	*85.1%*	*(69.7)%*		*16.4%*		*11.6%*
Depreciation and amortization	*(147)*	*(22)*	*(8)*	*(15)*	*0*	*(192)*	*(233)*	*(425)*
Share of results of associated companies and joint ventures	*21*	*0*	*0*	*0*	*0*	*21*	*0*	*21*
EBITDA	*840*	*325*	*328*	*(146)*	*0*	*1 347*	*(98)*	*1 249*

[1]Mobile Access net sales of EUR 3 497 million, Fixed Access net sales of EUR 543 million, IP Routing net sales of EUR 845 million and Optical Networks net sales of EUR 555 million.

Q1-Q4'20

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Non-IFRS exclusions	Nokia Total
Net sales	16 865	2 658	1 402	983	(38)	21 870	(3)	21 867
Cost of sales	(11 102)	(1 273)	(9)	(994)	38	(13 340)	(313)	(13 653)
Gross profit	5 763	1 385	1 393	(11)	0	8 530	(316)	8 214
Gross margin %	*34.2%*	*52.1%*	*99.4%*	*(1.1)%*		*39.0%*		*37.6%*
Research and development expenses	(2 908)	(459)	(149)	(301)	0	(3 817)	(270)	(4 087)
Selling, general and administrative expenses	(1 745)	(397)	(81)	(266)	0	(2 489)	(409)	(2 898)
Other operating income and expenses	(146)	(18)	1	53	0	(110)	(201)	(311)
Operating profit/(loss)	964	511	1 164	(525)	0	2 114	(1 196)	918
Operating margin %	*5.7%*	*19.2%*	*83.0%*	*(53.5)%*		*9.7%*		*4.2%*
Depreciation and amortization	*(557)*	*(81)*	*(32)*	*(55)*	*0*	*(725)*	*(407)*	*(1 132)*
Share of results of associated companies and joint ventures	*25*	*0*	*1*	*(4)*	*0*	*22*	*0*	*22*
EBITDA	*1 546*	*593*	*1 197*	*(474)*	*0*	*2 862*	*(789)*	*2 073*

[1]Mobile Access net sales of EUR 10 640 million, Fixed Access net sales of EUR 1 759 million, IP Routing net sales of EUR 2 771 million and Optical Networks net sales of EUR 1 695 million.

Q1-Q4'19

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Non-IFRS exclusions	Nokia Total
Net sales	18 209	2 767	1 487	952	(71)	23 344	(29)	23 315
Cost of sales	(12 632)	(1 314)	(28)	(918)	71	(14 821)	(230)	(15 051)
Gross profit	5 577	1 453	1 459	34	0	8 523	(259)	8 264
Gross margin %	*30.6%*	*52.5%*	*98.1%*	*3.6%*		*36.5%*		*35.4%*
Research and development expenses	(2 943)	(458)	(111)	(312)	0	(3 824)	(708)	(4 532)
Selling, general and administrative expenses	(1 929)	(395)	(101)	(269)	0	(2 694)	(525)	(3 219)
Other operating income and expenses	(40)	(11)	(8)	57	0	(2)	(26)	(28)
Operating profit/(loss)	665	589	1 239	(490)	0	2 003	(1 518)	485
Operating margin %	*3.7%*	*21.3%*	*83.3%*	*(51.5)%*		*8.6%*		*2.1%*
Depreciation and amortization	*(566)*	*(85)*	*(31)*	*(54)*	*0*	*(736)*	*(924)*	*(1 660)*
Share of results of associated companies and joint ventures	*12*	*0*	*0*	*0*	*0*	*12*	*0*	*12*
EBITDA	*1 244*	*674*	*1 270*	*(436)*	*0*	*2 752*	*(594)*	*2 158*

[1]Mobile Access net sales of EUR 11 655 million, Fixed Access net sales of EUR 1 881 million, IP Routing net sales of EUR 2 921 million and Optical Networks net sales of EUR 1 752 million.

4. NET SALES

February 4, 2021

33

Financial tables, *unaudited*

NOKIA

Net sales by geographic area

EUR million	Q4'20	Q4'19	YoY change	Q1-Q4'20	Q1-Q4'19	YoY change
Asia-Pacific	1 107	1 383	(20)%	3 847	4 556	(16)%
Europe	1 900	1 895	0%	6 620	6 620	0%
Greater China	420	469	(10)%	1 376	1 843	(25)%
Latin America	291	467	(38)%	1 011	1 472	(31)%
Middle East & Africa	559	619	(10)%	1 893	1 876	1%
North America	2 291	2 070	11%	7 120	6 948	2%
Total	6 568	6 903	(5)%	21 867	23 315	(6)%

Net sales by customer type

EUR million	Q4'20	Q4'19	YoY change	Q1-Q4'20	Q1-Q4'19	YoY change
Communication service providers	5 408	5 816	(7)%	17 969	19 558	(8)%
Enterprise	502	499	1%	1 571	1 409	11%
Licensees	382	376	2%	1 402	1 487	(6)%
Other[1]	277	213	30%	925	861	7%
Total	6 568	6 903	(5)%	21 867	23 315	(6)%

[1]Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasures all pension and post-retirement plan assets and obligations annually, as of December 31, 2020, through valuations performed by external actuaries. As of December 31, 2020, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of December 31, 2019): U.S. Pension 1.94% (2.83 %), U.S. Opeb 1.97 % (2.82 %), Germany 0.35 % (0.78 %) and U.K. 1.26 % (1.92 %).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 1 748 million, or 107.1 %, as of September 30, 2020 to EUR 2 187 million, or 109.4% as of December 31, 2020. As reported by external actuaries as of December 31, 2020, the global defined benefit plan asset portfolio was invested approximately 73% in fixed income, 5% in equities and 22% in other asset classes, mainly private equity and real estate. The valuation of private equity assets has a higher degree of uncertainty related to unobservable inputs in the current market conditions caused by COVID-19 outbreak and the related monetary and fiscal measures taken to support the global economy and financial markets. Market volatility experienced in the first half of 2020 as a result of impact of COVID-19 stabilized in the second half of the year but remained at elevated levels at year end. Should there be an increase in volatility, fair values of private equity assets may fluctuate in future quarters.

Change in pension and post-employment net asset/(liability)

	December 31, 2020			December 31, 2019		
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized at January 1	**2 348**	**(1 861)**	**487**	**1 884**	**(1 987)**	**(103)**
Recognized in income statement	(196)	43	(153)	(130)	99	(31)
Recognized in other comprehensive income	706	(83)	623	514	(100)	414
Contributions and benefits paid	186	6	192	187	14	201
Exchange differences and other movements[2]	(472)	315	(157)	(107)	113	6
Net asset/(liability) recognized at the end of the period	**2 572**	**(1 580)**	**992**	**2 348**	**(1 861)**	**487**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Defined benefit obligation	(23 386)	(24 450)	(25 499)	(24 913)	(24 663)
Fair value of plan assets	25 573	26 198	26 942	26 995	26 180
Funded status	**2 187**	**1 748**	**1 443**	**2 082**	**1 517**
Effects of asset ceiling	(1 195)	(1 191)	(1 045)	(1 042)	(1 030)
Net asset recognized at the end of the period	**992**	**557**	**398**	**1 040**	**487**

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6. DEFERRED TAXES

At December 31, 2020, Nokia has recognized deferred tax assets of EUR 1.8 billion (EUR 5.1 billion at December 31, 2019), significant portion of which relate to unused tax losses, unused tax credits and deductible temporary differences in the United States (EUR 0.8 billion).

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions.

At December 31, 2020, Nokia has concluded based on its assessment that it is not probable that it will be able to utilize the unused tax losses, unused tax credits and deductible temporary differences in Finland in the foreseeable future. Consequently, in the fourth quarter of 2020, Nokia derecognized EUR 2.9 billion deferred tax assets related to Finland. The recent years' cumulative profitability in Finland, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent, is changing from a cumulative profit position to a cumulative loss position. When an entity has a history of recent losses in a certain jurisdiction, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available. Nokia continues to assess the realizability of deferred tax assets including in particular its actual profit record in upcoming periods and may re-recognize deferred tax assets related to Finland if pattern of tax profitability is re-established.

Nokia has an established pattern of sufficient profitability to conclude that it is probable that it will be able to utilize the deferred tax assets in the United States.

At December 31, 2020, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 5 billion at December 31, 2019), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

7. CASH POSITION AND FREE CASH FLOW

Net cash and current financial investments

EUR million	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Current financial investments	1 121	796	399	156	97
Cash and cash equivalents	6 940	6 836	7 088	6 159	5 910
Total cash and current financial investments	8 061	7 632	7 487	6 315	6 007
Long-term interest-bearing liabilities[1]	5 015	5 099	5 181	4 157	3 985
Short-term interest-bearing liabilities[1]	561	664	756	838	292
Total interest-bearing liabilities	5 576	5 763	5 937	4 995	4 277
Net cash and current financial investments	2 485	1 869	1 550	1 320	1 730

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q4'20	Q4'19	Q1-Q4'20	Q1-Q4'19
Net cash from operating activities	879	1 589	1 759	390
Purchase of property, plant and equipment and intangible assets	(139)	(193)	(479)	(690)
Proceeds from sale of property, plant and equipment and intangible assets	8	21	13	39
Purchase of non-current financial investments	(15)	(91)	(59)	(180)
Proceeds from sale of non-current financial investments	45	31	122	144
Free cash flow	778	1 357	1 356	(297)

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8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, "Significant accounting policies" and note 24, "Fair value of financial instruments", of our Annual Report for 2019. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
At December 31, 2020		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	31	0	714	0	0	0	745	745
Other non-current financial assets	115	0	99	5	0	145	0	364	364
Other current financial assets including derivatives	22	0	169	8	0	15	0	214	214
Trade receivables	0	0	0	0	0	5 533	0	5 533	5 533
Current financial investments	134	0	882	0	0	105	0	1 121	1 121
Cash and cash equivalents	4 333	0	2 607	0	0	0	0	6 940	6 940
Total financial assets	4 604	31	3 757	727	0	5 798	0	14 917	14 917
Long-term interest-bearing liabilities	5 015	0	0	0	0	0	0	5 015	5 140
Other long-term financial liabilities	0	0	0	19	0	0	0	19	19
Short-term interest-bearing liabilities	561	0	0	0	0	0	0	561	561
Other short-term financial liabilities including derivatives	0	0	318	420	0	0	0	738	738
Trade payables	3 174	0	0	0	0	0	0	3 174	3 174
Total financial liabilities	8 750	0	318	439	0	0	0	9 507	9 632

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
At December 31, 2019		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	740	0	0	0	740	740
Other non-current financial assets	165	0	171	6	0	103	0	445	430
Other current financial assets including derivatives	46	0	81	0	0	37	0	164	164
Trade receivables	0	0	0	0	0	5 025	0	5 025	5 025
Current financial investments	42	0	51	0	0	4	0	97	97
Cash and cash equivalents	4 090	0	1 820	0	0	0	0	5 910	5 910
Total financial assets	4 343	0	2 123	746	0	5 169	0	12 381	12 366
Long-term interest-bearing liabilities	3 985	0	0	0	0	0	0	3 985	4 056
Other long-term financial liabilities	0	0	10	20	0	0	0	30	30
Short-term interest-bearing liabilities	292	0	0	0	0	0	0	292	292
Other short-term financial liabilities including derivatives	0	0	164	639	0	0	0	803	803
Trade payables	3 786	0	0	0	0	0	0	3 786	3 786
Total financial liabilities	8 063	0	174	659	0	0	0	8 896	8 967

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. Majority of the venture funds invest in digital health, software and enterprise sectors and even though as of December 31, 2020, elevated degree of uncertainty related to unobservable inputs prevails in the current market conditions caused by COVID-19 outbreak, the quantitative impact on the fair values of venture fund investments is considered limited.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2019	746	(659)
Net gains in income statement	19	94
Additions	49	0
Deductions	(85)	2
Transfers out of level 3	(5)	126
Other movements	3	(2)
Balance at December 31, 2020	727	(439)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 127 million (net gain of EUR 73 million in 2019) related to level 3 financial instruments held at December 31, 2020, was included in the profit and loss during 2020.

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9. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental liabilities	Project losses	Divestment-related	Material liability	Other[1]	Total
At January 1, 2020	377	167	75	127	50	51	81	281	1 209
Translation differences	(2)	0	(8)	(7)	(2)	0	(1)	(34)	(54)
Reclassification	0	0	0	0	0	0	0	8	8
Charged to income statement									
Additional provisions	*503*	*201*	*25*	*7*	*244*	*0*	*143*	*54*	*1 177*
Changes in estimates	*(49)*	*(23)*	*(6)*	*0*	*(2)*	*(2)*	*(56)*	*(43)*	*(181)*
Total charged to income statement	454	178	19	7	242	(2)	87	11	996
Utilized during period[2]	(388)	(125)	(13)	(14)	(14)	0	(37)	(36)	(627)
At December 31, 2020	441	220	73	113	276	49	130	230	1 532
Non-current	263	20	14	88	161	43	33	114	736
Current	178	200	59	25	115	6	97	116	796

[1]Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 81 million remained in accrued expenses as of December 31, 2020.

10. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)	
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	December 31, 2020	December 31, 2019
Nokia Corporation	1.00% Senior Notes[1]	EUR	350	March 2021	350	499
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	417	445
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	762	766
Nokia Corporation	EIB R&D Loan[2]	EUR	500	February 2025	500	0
Nokia Corporation	NIB R&D Loan[3]	EUR	250	May 2025	250	250
Nokia Corporation	2.375% Senior Notes[1]	EUR	500	May 2025	497	0
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	762	765
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	448	452
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	61	66
Nokia Corporation	3.125% Senior Notes[1]	EUR	500	May 2028	497	0
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	169	185
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	541	517
Nokia Corporation and various subsidiaries	Other liabilities				322	332
Total					5 576	4 277

[1]Nokia issued EUR 500 million 2.375% Senior Notes due 2025 and EUR 500 million 3.125% Senior Notes due 2028 under its EUR 5 billion Euro Medium Term Note Programme in May 2020. The proceeds of the new notes were partially used to redeem EUR 150 million of the 1.00% Senior Notes due 2021.

[2]Nokia drew EUR 500 million loan from the European Investment Bank (EIB) in February 2020.

[3]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs:

				Utilized (million)	
Committed / uncommitted	Financing arrangement	Currency	Nominal (million)	December 31, 2020	December 31, 2019
Committed	Revolving Credit Facility[1]	EUR	1 500	0	0
Uncommitted	Finnish Commercial Paper Programme	EUR	750	0	0
Uncommitted	Euro-Commercial Paper Programme	EUR	1 500	0	0
Uncommitted	Euro Medium Term Note Programme[2]	EUR	5 000	2 850	2 000

[1]Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2020. Subsequent to the extension, the facility has its maturity in June 2025 with a one-year extension option remaining, except for EUR 88 million having its maturity in June 2024.
[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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11. COMMITMENTS AND CONTINGENCIES

EUR million	December 31, 2020	December 31, 2019
Contingent liabilities on behalf of Group companies		
Guarantees issued by financial institutions		
Commercial guarantees[1]	1 107	1 190
Non-commercial guarantees	450	531
Corporate guarantees[2]		
Commercial guarantees[1]	453	969
Non-commercial guarantees	53	54
Financing commitments		
Customer finance commitments	180	303
Venture fund commitments	189	244
Other contingent liabilities and financing commitments[3]		
Other guarantees and financing commitments	11	15

[1]In commercial guarantees, Nokia reports guarantees that are issued in the normal course of business to Nokia's customers for the performance of Nokia's obligations under supply agreements, including tender bonds, performance bonds and warranty bonds.

[2]In corporate guarantees, Nokia reports guarantees with primary obligation that have been issued to Nokia's customers and other third parties.

[3]Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to note 30, Commitments and contingencies, of our Annual Report for 2019.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

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12. PERFORMANCE MEASURES

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia's industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures		
Non-IFRS measures / Comparable measures	Non-IFRS measures / comparable measures exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to note 2, "Non-IFRS to reported reconciliation".	We believe that our non-IFRS results / comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Non-IFRS operating profit / comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Other performance measures		
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments ("Total cash")	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments ("Net cash")	Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Refer to note 7, "Cash position and free cash flow".	Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Refer to note 7, "Cash position and free cash flow".	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

13. SUBSEQUENT EVENTS

Non-adjusting events after the reporting period

Changes in organizational structure

In relation to its strategy review, Nokia adopted on January 1, 2021, a new operating model designed to better position the company for changing markets and align with customer needs. The new operating model includes four reportable segments aligned with customer buying behavior: (i) Mobile Networks, (ii) Network Infrastructure, (iii) Cloud and Network Services and (iv) Nokia Technologies. In addition, segment-level information for Group Common and Other is presented. The new operating model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency.

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NOKIA

Forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers' businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers' capital expenditure constraints and our ability to satisfy customer's needs and retain their business; and N) statements preceded by or including "believe", "expect", "expectations", "deliver", "maintain", "strengthen", "target", "estimate", "plan", "intend", "assumption", "focus", "continue", "should", "will" or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management's best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers' security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product

February 4, 2021 40

liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities rel ated thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 3 2) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the econom ic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ m aterially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. This financial report was authorized for issue by management on February 4, 2021. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its "Nokia in 2020" annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 9 of 2021. The annual report will be available at www.nokia.com/financials. Nokia's Capital Markets Day is planned to be held on March 18, 2021. Nokia's Annual General Meeting 2021 is planned to be held on April 8, 2021. Nokia plans to publish its first quarter 2021 results on April 29, 2021. Nokia plans to publish its second quarter and half year 2021 results on July 29, 2021. Nokia plans to publish its third quarter and January-September 2021 results on October 28, 2021. • • • • • 41 February 4, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021	Nokia Corporation

By:	/s/ Esa Niinimaki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate